PROSPECTUS                                   FILED PURSUANT TO RULE 424(b)(3)
JUNE 10, 1998                                REGISTRATION NO. 333-51167



                               3,250,000 SHARES

                   [UNITED NATURAL FOODS LOGO APPEARS HERE]

                                 COMMON STOCK

  Of the 3,250,000 shares of Common Stock offered hereby, 800,000 shares are being sold by United Natural Foods, Inc. ("United Natural" or the "Company") and 2,450,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.

  The Common Stock is traded on the Nasdaq National Market under the symbol "UNFI." On June 9, 1998, the last reported sale price of the Common Stock was $23 3/4 per share.

  SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.   ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                PRICE     UNDERWRITING   PROCEEDS   PROCEEDS TO
                               TO THE    DISCOUNTS AND    TO THE    THE SELLING
                               PUBLIC    COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share..................    $23.00        $0.977       $22.023     $22.023
Total(3)...................  $74,750,000   $3,175,250   $17,618,400 $53,956,350
--------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting" for indemnification arrangements with the Underwriters.
(2) Before deducting expenses, estimated at $365,000, which will be paid by the Company.
(3) A Selling Stockholder has granted to the Underwriters a 30-day option to purchase up to 487,500 additional shares at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If the option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Selling Stockholders will be $85,962,500, $3,651,537 and $64,692,563, respectively. See "Underwriting."

  The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the share certificates will be made in New York, New York on or about June 15, 1998.

DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION
                             SALOMON SMITH BARNEY
                                                              WHEAT FIRST UNION

[Graphic consists of three photographs: (i) an employee of the Company using a hand-held radio frequency device to scan the UPC bar code on products; (ii) the Company's distribution center in Dayville, Connecticut; and (iii) one of the Company's 18-wheel delivery trucks.]


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                 ------------

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Company's Consolidated Financial Statements and the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. Unless the context otherwise requires, references herein to "the Company" refer to United Natural Foods, Inc. and its wholly owned subsidiaries. Prior to July 31, 1996, the Company's fiscal year ended on October 31 of each year. The Company has changed its fiscal year end to July 31. References herein to "fiscal 1993," "fiscal 1994" and "fiscal 1995" refer to the Company's fiscal years ended October 31, 1993, 1994 and 1995, respectively.

                                  THE COMPANY

  United Natural Foods, Inc. ("United Natural" or the "Company") is the leading independent national distributor of natural foods and related products in the United States. The Company is the primary supplier to the majority of its customers, offering more than 26,000 high-quality natural products consisting of groceries and general merchandise, nutritional supplements, bulk and foodservice products, personal care items, perishables and frozen goods. The Company serves more than 6,500 customers in 46 states, including independent natural products retailers, natural products supermarket ("super natural") chains and conventional supermarkets, and is the primary distributor to the two largest super natural chains, Whole Foods Market, Inc. ("Whole Foods") and Wild Oats Markets, Inc. ("Wild Oats"). The Company also owns and operates 16 retail natural products stores which complement its distribution business. The Company's strategy is to continue to capitalize on its leading market position and strong industry trends to enhance its position as the leading independent national distributor to the natural products industry. For the twelve months ended January 31, 1998, the Company generated net sales and operating income of $679.6 million and $23.3 million, respectively, representing compound annual growth rates of 21.6% and 34.4%, respectively, from the twelve months ended October 31, 1994.

  The Company believes it is well positioned to offer high-quality, efficient service on a national scale to the rapidly growing natural products industry. According to The Natural Foods Merchandiser, the natural products industry achieved a compound annual growth rate of 21% from 1992 to 1996, growing from $5.3 billion to $11.5 billion. The Company believes that this growth reflects a broadening of the natural products consumer base which is being driven by several factors, including an increasing awareness of the link between diet and health, healthier eating patterns, increasing concern regarding food purity and safety and greater environmental awareness.

COMPETITIVE ADVANTAGES

  The Company believes it benefits from a number of significant competitive advantages which include:

 . MARKET LEADER WITH A NATIONWIDE PRESENCE. As a result of its nationwide presence, the Company believes it is one of the few distributors capable of serving both local and regional customers as well as the rapidly growing super natural chains. The Company believes it has significant advantages over smaller, regional natural products distributors as a result of its ability to: (i) derive significant economies of scale in operating and distribution expenses; (ii) benefit from increased purchasing power and breadth of product offering; (iii) make significant investments in advanced technology and equipment, which will enhance productivity and customer service; and (iv) provide superior customer service on a national scale.

 . LOW-COST OPERATOR. The Company believes that it is well positioned to provide value added distribution services to its customers at attractive prices while also providing superior customer service. In addition to its volume purchasing power advantage, a critical component of the Company's position as a low-cost provider is its effective management of warehouse and distribution costs, primarily as a result of utilizing larger distribution centers within each of its geographic regions and integrating its facilities through its nationwide interregional logistics network.

 . EXPANDING BASE OF PREMIER CUSTOMER RELATIONSHIPS. The Company has developed long-standing customer relationships that it believes are among the strongest in the industry. For example, the Company has been the primary supplier to each of the industry's two largest super natural chains, Whole Foods and Wild Oats, for more than ten years.

 . EXPERIENCED MANAGEMENT TEAM WITH SIGNIFICANT EQUITY STAKE. The Company's management team has extensive experience in the natural products industry and has been successful in identifying, consummating and integrating multiple acquisitions. Since 1985, the Company has successfully completed 13 acquisitions of distributors and suppliers, including the merger with Stow Mills, Inc. ("Stow Mills") and the recent acquisition of Hershey Import Co., Inc. ("Hershey"), and 11 acquisitions of retail stores. In addition, after giving effect to this offering, the Company's executive officers and directors, and their affiliates, and the Company's Employee Stock Ownership Trust ("ESOT") will beneficially own in the aggregate approximately 62.0% of the Company's Common Stock.

GROWTH STRATEGY

  The Company's growth strategy is to maintain and enhance its position as the leading independent national distributor to the natural products industry. Key elements of the Company's strategy include:

 .  INCREASE MARKET SHARE OF THE RAPIDLY GROWING NATURAL PRODUCTS INDUSTRY. The
   Company's strategy is to continue to increase its leading market share of the rapidly growing natural products industry by significantly expanding its customer base, increasing its share of existing customers' business and continuing to expand and further penetrate new distribution territories. The Company will continue to selectively evaluate opportunities to acquire (i) distributors to fill in existing markets and expand into new markets and
   (ii) suppliers to expand margins through vertical integration and brand differentiation. The Company currently has no agreements or understandings with regard to any material acquisitions.

 .  CONTINUE TO IMPROVE EFFICIENCY OF NATIONWIDE DISTRIBUTION NETWORK. The
   Company continually seeks to improve its operating results by integrating its nationwide network utilizing the best practices within the distribution industry and within each of the regions that have formed the foundation of the Company. As a result, the Company has significantly improved its operating margin, which increased from 2.5% in fiscal 1994 to 4.6% in the quarter ended January 31, 1998.

 . CAPITALIZE ON THE BENEFITS OF THE STOW MILLS MERGER. With the Stow Mills merger in October 1997, the Company significantly expanded its customer base, distribution capacity and product offering. The merger is expected to generate significant benefits, including: (i) increased market share and distribution capacity, particularly in the Midwest; (ii) improved purchasing power; (iii) enhanced product offerings; (iv) improved distribution logistics and operating efficiencies; and (v) significant opportunities for the reduction of redundant selling, general and administrative expenses.

 . CONTINUE TO PROVIDE THE LEADING DISTRIBUTION SOLUTION. The Company's strategy is to continue to provide the leading distribution solution to the natural products industry through its national scale, regional responsiveness, high customer service focus and breadth of product offering.

RECENT ACQUISITIONS

  On October 31, 1997, the Company merged with Stow Mills, a regional natural products distributor serving the Northeast and Midwest regions of the United States. Stow Mills distributes a line of over 12,000 natural products, including groceries, vitamins and nutritional supplements, refrigerated foods, frozen foods, bulk foods and personal care items, to approximately 3,000 customers in 20 states. Stow Mills had net sales of approximately $213.1 million for the fiscal year ended July 31, 1997. The merger with Stow Mills has been accounted for as a pooling of interests and, accordingly, all information included herein is reported as though United Natural and Stow Mills had been combined for all periods reported.

  On February 11, 1998, the Company acquired Hershey, a business specializing in the international trading, roasting and packaging of nuts, seeds, dried fruits and snack items, for approximately $7.5 million. Hershey supplies over 300 products to leading supermarkets and wholesalers primarily in the eastern United States and has recently expanded its offerings to include consumer products under its Express Snacks and Woodfield Farms brands as well as private label packages for its retail supermarket accounts. Hershey had sales of approximately $20.8 million for the fiscal year ended June 30, 1997. Hershey provides the Company with direct access to foreign suppliers as well as expertise in international commodity markets. The acquisition of Hershey has been accounted for as a purchase and, accordingly, all financial information will be included with the Company's information from the date of acquisition.

RECENT DEVELOPMENTS

  For the three months ended April 30, 1998, the Company's net sales increased approximately 18.1% to $187.6 million from $158.9 million for the three months ended April 30, 1997. Operating income increased approximately 52.5% to $9.9 million for the three months ended April 30, 1998 from $6.5 million for the three months ended April 30, 1997. The Company's net income increased approximately 50.4% to $5.1 million, or $0.29 per diluted share, for the three months ended April 30, 1998 from $3.4 million, or $0.19 per diluted share, for the three months ended April 30, 1997.

  For the nine months ended April 30, 1998, the Company's net sales increased approximately 15.7% to $538.9 million from $466.0 million for the nine months ended April 30, 1997. Operating income increased approximately 27.7% to $20.3 million for the nine months ended April 30, 1998 from $15.9 million for the nine months ended April 30, 1997. The Company's net income increased approximately 43.4% to $8.7 million, or $0.49 per diluted share, for the nine months ended April 30, 1998 from $6.0 million, or $0.36 per diluted share, for the nine months ended April 30, 1997. Excluding $4.1 million (net of taxes) in merger costs in the nine months ended April 30, 1998 and a $0.9 million extraordinary item (net of taxes) related to the early extinguishment of debt in the nine months ended April 30, 1997, the Company's net income would have increased 82.5% to $12.7 million, or $0.72 per diluted share, for the nine months ended April 30, 1998, from $7.0 million, or $0.42 per diluted share, for the nine months ended April 30, 1997.

  Historical information for Stow Mills for the three months and nine months ended April 30, 1997 includes four fewer selling days than in the comparable periods in fiscal 1998. Additional net sales of approximately $2.8 million would have been reported by the Company in each of the fiscal 1997 periods had Stow Mills been on the Company's reporting calendar at that time. As a result, the increases in the Company's net sales for the three-month and nine-month periods adjusted for such additional sales would have been approximately 16.0% and 15.0%, respectively.

                                  THE OFFERING

Common Stock offered by the Company..............   800,000 shares
Common Stock offered by the Selling Stockhold-
 ers............................................. 2,450,000 shares
Total............................................ 3,250,000 shares
                                                    ------
Common Stock to be outstanding after the offer-
 ing............................................. 18,175,218 shares(1)(2)
Use of proceeds.................................. The Company intends to use the net proceeds from this
                                                  offering to repay short-term
                                                  indebtedness.
Nasdaq National Market symbol.................... UNFI

--------------------
(1) Includes 2,063,004 shares of Common Stock held in trust by the Company's ESOT as of March 31, 1998. See Note 11 of Notes to the Company's Consolidated Financial Statements.
(2) Based on the number of shares of Common Stock outstanding as of March 31, 1998. Excludes an aggregate of 989,346 shares of Common Stock issuable upon the exercise of outstanding options as of March 31, 1998.

                                  ------------

  The Company was incorporated in Rhode Island in 1978 and reincorporated in Delaware in 1994. The Company's executive offices are located at 260 Lake Road, Dayville, Connecticut 06241, and its telephone number is (860) 779-2800.

  Cape Cod Natural Foods, Cascade Baking Company, Express Snacks, The Granary, Guardian, Mother Earth Market, Natural Food Systems, Natural Sea, NATUREWORKS!, Nature's Finest Foods, Railway Market, SunSplash Market, Village Market Natural Grocer and Woodfield Farms are trademarks of United Natural Foods, Inc. Woodstock Orchards, Stow Mills, Woodstock Farms, Woodstock and Beautiful Foods for Beautiful People are trademarks of Stow Mills, Inc., a wholly owned subsidiary of United Natural Foods, Inc. All other trademarks or trade names referred to in this Prospectus are the property of their respective owners.

                     SUMMARY CONSOLIDATED FINANCIAL DATA(1)

  The summary actual and adjusted financial data set forth below should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto, "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which are included elsewhere in this Prospectus.

                                                     TWELVE MONTHS ENDED SIX MONTHS ENDED
                            YEAR ENDED OCTOBER 31,        JULY 31,          JANUARY 31,
                          -------------------------- ------------------- -----------------
                            1993     1994     1995     1996      1997      1997   1998(2)
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DA-
 TA:
Net sales...............  $290,990 $359,881 $458,849 $ 580,049 $ 634,825 $307,068 $351,359
Gross profit............    60,232   74,542   95,092   117,543   127,278   62,045   70,497
Operating income........     5,244    8,924   11,311    15,666    22,333    9,367   10,351
Net income..............     1,174    2,737    2,817     4,695     9,467    2,656    3,572
Net income per share
 (basic)(3).............      0.09     0.20     0.21      0.34      0.58     0.17     0.21
Weighted average basic
 shares of common
 stock(3)...............    13,691   13,691   13,691    13,688    16,367   15,394   17,357
Net income per share
 (diluted)(3)...........      0.09     0.18     0.19      0.32      0.57     0.16     0.20
Weighted average diluted
 shares of common
 stock(3)...............    13,691   14,804   14,858    14,855    16,553   16,125   17,654

                                                         AS OF JANUARY 31, 1998
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(4)
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......................................... $ 57,408    $ 74,661
Total assets............................................  180,337     180,337
Total debt and capital leases...........................   63,096      45,843
Total stockholders' equity..............................   77,569      94,822

--------------------
(1) In February 1996 and October 1997, the Company merged with Mountain People's Warehouse Incorporated ("Mountain People's") and Stow Mills, respectively, in transactions accounted for as poolings of interests. All financial information in this Prospectus has been restated to include the results of operations of Mountain People's and Stow Mills for all periods presented. See Note 2 of Notes to the Company's Consolidated Financial Statements.
(2) The six months ended January 31, 1998 includes merger expenses of $4,064. Excluding these expenses, operating income, net income, net income per basic share and net income per diluted share would have been $14,415, $7,636, $0.44 and $0.43, respectively.
(3) All per share and share data have been restated to reflect the adoption of Statement of Financial Accounting Standards No. 128. See Note 1 of Notes to the Company's Consolidated Financial Statements.
(4) Adjusted to give effect to the sale by the Company of 800,000 shares of Common Stock offered hereby (at the public offering price of $23 per share) and the application of the net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. Actual results could differ materially from those indicated by such forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Prospectus. In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus.

INTEGRATION OF ACQUISITIONS AND MERGERS; MANAGEMENT OF GROWTH

  A significant portion of the Company's historical growth has been achieved through acquisitions of or mergers with other distributors of natural products. The Company merged with Stow Mills in October 1997. The successful and timely integration of this merger is critical to the future operating and financial performance of the Company. The Company believes that the integration of Stow Mills will not be substantially completed until mid calendar 1999. The integration will require, among other things, coordination of administrative, distribution and finance functions, the integration of personnel and expansion of information and warehouse management systems among the Company's regional operations. The integration process could divert the attention of management, and any difficulties or problems encountered in the transition process could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, the process of combining the companies could cause the interruption of, or a loss of momentum in, the activities of the respective businesses, which could have an adverse effect on their combined operations. There can be no assurance that the Company will retain key employees of Stow Mills or that the Company will realize any of the other anticipated benefits of the Stow Mills merger. See "Business--Technology."

  The growth in the size of the Company's business and operations has placed and is expected to continue to place a significant strain on the Company's management. The Company's future growth is limited in part by the size and location of its distribution centers. There can be no assurance that the Company will be able to successfully expand its existing distribution facilities or open new distribution facilities in new or existing markets to facilitate growth. In addition, the Company's growth strategy to expand its market presence includes possible additional acquisitions. To the extent the Company's future growth includes acquisitions, there can be no assurance that the Company will successfully identify suitable acquisition candidates, consummate and integrate such potential acquisitions or expand into new markets. The Company's ability to compete effectively and to manage future growth, if any, will depend on its ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage its work force. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's operations. The inability of the Company to manage its growth effectively could have a material adverse effect on its business, financial condition or results of operations.

COMPETITION

  The Company operates in highly competitive markets, and its future success will be largely dependent on its ability to provide quality products and services at competitive prices. The Company's competition comes from a variety of sources, including other distributors of natural products as well as specialty grocery and mass market grocery distributors. There can be no assurance that mass market grocery distributors will not increase their emphasis on natural products and more directly compete with the Company or that new competitors will not enter the market. These distributors may have been in business longer than the Company, may have substantially greater financial and other resources than the Company and may be better established in their markets. There can be no assurance that the Company's current or potential competitors will not provide services comparable or superior to those provided by the Company or adapt more quickly than the Company to evolving industry trends or changing market requirements. It is also possible that alliances among competitors may develop and rapidly acquire significant market share or that certain of the Company's customers will increase distribution to their own retail facilities. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition or results of operations. There can be no assurance that the Company will be able to compete effectively against current and future competitors. See "Business-- Competition."

DEPENDENCE ON PRINCIPAL CUSTOMERS

  The ability of the Company to maintain close, mutually beneficial relationships with its top two customers, Whole Foods and Wild Oats, is important to the ongoing growth and profitability of its business. Whole Foods, the Company's largest customer, accounted for approximately 14% of the Company's net sales during the fiscal year ended July 31, 1997. As a result of this concentration of the Company's customer base, the loss or cancellation of business from either of these customers, including from increased distribution to their own facilities, could materially and adversely affect the Company's business, financial condition or results of operations. The Company's sales are made pursuant to purchase orders and therefore the Company generally has no agreements with or commitments from its customers for the purchase of products. No assurance can be given that the Company's customers will maintain or increase their sales volumes or orders for the products supplied by the Company or that the Company will be able to maintain or add to its existing customer base. See "Business--Customers."

LOW MARGIN BUSINESS; ECONOMIC SENSITIVITY

  The grocery distribution industry generally is characterized by relatively high volume with relatively low profit margins. The continuing consolidation of retailers in the natural products industry and the emergence of super natural chains may have an adverse effect on the Company's profit margins in the future as more customers qualify for greater volume discounts offered by the Company. The grocery industry is also sensitive to national and regional economic conditions, and the demand for products supplied by the Company may be adversely affected from time to time by economic downturns. In addition, the Company's operating results are particularly sensitive to, and may be materially adversely affected by, difficulties with the collectibility of accounts receivable, inventory control, competitive pricing pressures and unexpected increases in fuel or other transportation-related costs. There can be no assurance that one or more of such factors will not materially adversely affect the Company's business, financial condition or results of operations.

DEPENDENCE ON KEY PERSONNEL

  Management of the Company's business is substantially dependent on the services of Norman A. Cloutier, the Company's Chairman of the Board and Chief Executive Officer, Robert T. Cirulnick, the Company's Chief Financial Officer, and other key management employees. Loss of the services of such officers or any other key management employee could have a material adverse effect on the Company's business, financial condition or results of operations.

FLUCTUATIONS IN OPERATING RESULTS

  The Company's net sales and operating results may vary significantly from period to period due to factors such as changes in the Company's operating expenses, management's ability to execute the Company's business and growth strategies, personnel changes, demand for natural products, supply shortages and general economic conditions. Both the Company's distribution and retail businesses are dependent upon consumer preferences and demands for natural products, including levels of enthusiasm for health, fitness and environmental issues. Furthermore, the future operating performance of the Company is directly influenced by natural product prices, which can be volatile and fluctuate according to competitive pressures. A lack of an adequate supply of high-quality agricultural products or volatility in prices resulting from poor growing conditions, natural disasters or otherwise, could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, there can be no assurance that any future acquisitions by the Company will not have an adverse effect on the Company's business, financial condition or results of operations, particularly in periods immediately following the consummation of such transactions, while the operations of the acquired businesses are being integrated into the Company's operations. Due to the foregoing factors, the Company believes that period-to-period comparisons of its operating results may not necessarily be meaningful and that such comparisons cannot be relied upon as indicators of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GOVERNMENTAL REGULATION

  The Company's business is highly regulated at the federal, state and local levels and its products and distribution operations require various licenses, permits and approvals. In particular, the Company's products are subject to inspection by the U.S. Food and Drug Administration, its warehouse and distribution facilities are subject to inspection by the U.S. Department of Agriculture and state health authorities, and its trucking operations are regulated by the U.S. Department of Transportation and the U.S. Federal Highway Administration. The loss or revocation of any existing licenses, permits or approvals or the failure to obtain any additional licenses, permits or approvals in new jurisdictions where the Company intends to do business could have a material adverse effect on the Company's business, financial condition or results of operations.

CONTROL BY OFFICERS, DIRECTORS AND ESOT

  Upon completion of this offering, the Company's executive officers and directors, and their affiliates, and the ESOT will beneficially own in the aggregate approximately 62.0% of the Company's Common Stock. Accordingly, these stockholders, if acting together, would have the ability to elect the Company's directors and may have the ability to determine the outcome of corporate actions requiring stockholder approval, irrespective of how other stockholders of the Company may vote. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company. See "Management" and "Principal and Selling Stockholders."

LABOR RELATIONS

  As of March 31, 1998, approximately 90 employees, representing approximately 4% of the Company's 2,230 employees, were union members. The Company is currently, and has in the past been, the focus of union-organizing efforts. As the Company increases its employee base and broadens its distribution operations to new geographic markets, its increased visibility could result in increased or expanded union-organizing efforts. Although the Company has not experienced a work stoppage to date, if additional employees of the Company were to unionize, the Company could be subject to work stoppages and increases in labor costs, either of which could materially adversely affect the Company's business, financial condition or results of operations. See "Business--Employees."

POSSIBLE VOLATILITY OF STOCK PRICE; NO DIVIDENDS

  The market performance of the Common Stock could be subject to significant fluctuation in response to variations in results of operations and various other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the Common Stock. The Company has never paid any cash dividends and does not anticipate paying cash dividends in the foreseeable future. The Company's existing revolving line of credit agreement prohibits the declaration or payment of cash dividends to the Company's stockholders without the written consent of the bank during the term of the credit agreement and until all obligations of the Company under the credit agreement have been met. See "Price Range of Common Stock and Dividend Policy."

ANTITAKEOVER PROVISIONS

  The Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and requires reasonable advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or, if none, the President of the Company or by the Board of Directors. The Restated Certificate of Incorporation provides for a classified Board of Directors, and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of the Company entitled to vote. In addition, shares of the Company's Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The Company has no present plans to issue any shares of Preferred Stock. These provisions, and other provisions of the Restated Certificate of Incorporation, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from this offering are estimated to be approximately $17.3 million after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use such proceeds to repay certain short-term indebtedness. The indebtedness to be repaid consists of approximately $17.3 million due to Fleet Capital Corporation, as agent, under a credit agreement that expires on July 31, 2002. Interest under the facility accrues at the Company's option at the New York Prime Rate or 1.00% over LIBOR. At May 19, 1998, the 30-day LIBOR was 5.66% and the New York Prime Rate was 8.5%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "UNFI." The Company's Common Stock began trading on the Nasdaq National Market on November 1, 1996. The following table sets forth for the periods indicated the high and low sale prices per share of the Company's Common Stock on the Nasdaq National Market:

                                                                HIGH      LOW
FISCAL 1997
  Second Quarter (from November 1, 1996)..................... $17 1/2   $12 1/2
  Third Quarter..............................................  17        13
  Fourth Quarter.............................................  24 3/8    15
FISCAL 1998
  First Quarter.............................................. $26 3/4   $19 1/4
  Second Quarter.............................................  27 1/8    19 3/4
  Third Quarter..............................................  30 11/16  23 3/4
  Fourth Quarter (through June 9, 1998)......................  28 5/8    23 1/2

  On June 9, 1998, the last reported sale price of the Company's Common Stock on the Nasdaq National Market was $23 3/4 per share. As of May 19, 1998, there were 55 stockholders of record of the Company's Common Stock.

  The Company has never declared or paid any cash dividends on its capital stock. The Company anticipates that all of its earnings in the foreseeable future will be retained to finance the continued growth and development of its business and has no current intention to pay cash dividends. The Company's future dividend policy will depend on its earnings, capital requirements and financial condition, requirements of the financing agreements to which it is then a party and other factors considered relevant by the Board of Directors. The Company's existing revolving line of credit agreement prohibits the declaration or payment of cash dividends to its stockholders without the written consent of the bank during the term of the credit agreement and until all obligations of the Company under the credit agreement have been met.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at January 31, 1998 (i) on an actual basis and (ii) as adjusted to reflect the issuance and sale by the Company of 800,000 shares of Common Stock offered hereby at a public offering price of $23 per share, after deducting the underwriting discounts and commissions and estimated offering expenses and application of the net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                     AS OF JANUARY 31, 1998
                                                     --------------------------
                                                      ACTUAL      AS ADJUSTED
                                                         (IN THOUSANDS)
Total debt (including current portion):
 Bank debt.......................................... $    55,163   $    37,910
 Other debt.........................................       7,933         7,933
                                                     -----------   -----------
    Total debt......................................      63,096        45,843
                                                     -----------   -----------
Stockholders' equity:
 Preferred stock, $0.01 par value; 5,000 shares au-
  thorized;
  no shares issued or outstanding...................         --            --
 Common Stock, $0.01 par value; 25,000 shares
  authorized;
  17,357 shares issued and outstanding (actual);
  18,157 shares issued and outstanding (as
  adjusted)(1)......................................         174           182
 Additional paid-in capital.........................      50,007        67,252
 Unallocated shares of employee stock ownership
  plan..............................................      (2,829)       (2,829)
 Retained earnings..................................      30,261        30,261
 Treasury stock, 20 shares at cost..................         (44)          (44)
                                                     -----------   -----------
    Total stockholders' equity......................      77,569        94,822
                                                     -----------   -----------
    Total capitalization............................ $   140,665   $   140,665
                                                     ===========   ===========

---------------------
(1) Excludes an aggregate of 916,846 shares of Common Stock reserved for issuance upon the exercise of options outstanding as of January 31, 1998. See Note 3 of Notes to the Company's Consolidated Financial Statements.

                    SELECTED CONSOLIDATED FINANCIAL DATA(1)

  The following table sets forth selected consolidated financial data of the Company for the periods indicated. Effective November 1, 1995, the Company elected to change its fiscal year end from October 31 to July 31.

                                                        NINE MONTHS ENDED   TWELVE MONTHS ENDED   SIX MONTHS ENDED
                            YEAR ENDED OCTOBER 31,          JULY 31,             JULY 31,            JANUARY 31,
                          ----------------------------  ------------------  --------------------  ------------------
                            1993      1994      1995      1995      1996      1996       1997       1997      1998
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
Net sales...............  $290,990  $359,881  $458,849  $318,642  $439,842  $ 580,049  $ 634,825  $307,068  $351,359
Cost of sales...........   230,758   285,339   363,757   251,381   350,130    462,506    507,547   245,023   280,862
                          --------  --------  --------  --------  --------  ---------  ---------  --------  --------
 Gross profit...........    60,232    74,542    95,092    67,261    89,712    117,543    127,278    62,045    70,497
Operating expenses......    54,789    65,080    81,355    57,154    75,059     99,261    103,885    52,148    55,577
Merger expenses.........       --        --        --        --        --         --         --        --      4,064
Amortization of
 intangibles............       199       538     2,426       602       793      2,616      1,060       530       505
                          --------  --------  --------  --------  --------  ---------  ---------  --------  --------
 Total operating ex-
  penses................    54,988    65,618    83,781    57,756    75,852    101,877    104,945    52,678    60,146
                          --------  --------  --------  --------  --------  ---------  ---------  --------  --------
 Operating income.......     5,244     8,924    11,311     9,505    13,860     15,666     22,333     9,367    10,351
                          --------  --------  --------  --------  --------  ---------  ---------  --------  --------
Interest expense........     2,663     4,391     5,969     4,127     5,887      7,730      5,976     3,508     2,273
Other, net..............      (210)     (226)     (428)     (377)     (360)      (411)      (679)     (301)     (349)
                          --------  --------  --------  --------  --------  ---------  ---------  --------  --------
 Total other expense....     2,453     4,165     5,541     3,750     5,527      7,319      5,297     3,207     1,924
                          --------  --------  --------  --------  --------  ---------  ---------  --------  --------
 Income before income
  taxes and extraordi-
  nary item.............     2,791     4,759     5,770     5,755     8,333      8,347     17,036     6,160     8,427
Income taxes............     1,617     2,022     2,953     2,185     2,883      3,652      6,636     2,571     4,855
                          --------  --------  --------  --------  --------  ---------  ---------  --------  --------
Income before
 extraordinary item.....     1,174     2,737     2,817     3,570     5,450      4,695     10,400     3,589     3,572
Extraordinary item......       --        --        --        --        --         --         933       933       --
                          --------  --------  --------  --------  --------  ---------  ---------  --------  --------
 Net income.............  $  1,174  $  2,737  $  2,817  $  3,570  $  5,450  $   4,695  $   9,467  $  2,656  $  3,572
                          ========  ========  ========  ========  ========  =========  =========  ========  ========
PER SHARE DATA (BA-
 SIC)(2):
Income before extraordi-
 nary item..............  $   0.09  $   0.20  $   0.21  $   0.26  $   0.40  $    0.34  $    0.64  $   0.23  $   0.21
Extraordinary item......       --        --        --        --        --         --        0.06      0.06       --
                          --------  --------  --------  --------  --------  ---------  ---------  --------  --------
 Net income.............  $   0.09  $   0.20  $   0.21  $   0.26  $   0.40  $    0.34  $    0.58  $   0.17  $   0.21
                          ========  ========  ========  ========  ========  =========  =========  ========  ========
Weighted average basic
 shares of common
 stock..................    13,691    13,691    13,691    13,691    13,687     13,688     16,367    15,394    17,357
                          ========  ========  ========  ========  ========  =========  =========  ========  ========
PER SHARE DATA (DILUT-
 ED)(2):
Income before extraordi-
 nary item..............  $   0.09  $   0.18  $   0.19  $   0.24  $   0.37  $    0.32  $    0.63  $   0.22  $   0.20
Extraordinary item......       --        --        --        --        --         --        0.06      0.06       --
                          --------  --------  --------  --------  --------  ---------  ---------  --------  --------
 Net income.............  $   0.09  $   0.18  $   0.19  $   0.24  $   0.37  $    0.32  $    0.57  $   0.16  $   0.20
                          ========  ========  ========  ========  ========  =========  =========  ========  ========
Weighted average diluted
 shares of common
 stock..................    13,691    14,804    14,858    14,858    14,853     14,855     16,553    16,125    17,654
                          ========  ========  ========  ========  ========  =========  =========  ========  ========

                                                                          AS OF
                              AS OF OCTOBER 31,       AS OF JULY 31,   JANUARY 31,
                          -------------------------- ----------------- -----------
                            1993     1994     1995     1996     1997      1998
BALANCE SHEET DATA (IN
 THOUSANDS):
Working capital.........  $ 22,044 $ 24,713 $ 26,983 $ 13,453 $ 53,101  $ 57,408
Total assets............    81,960   91,442  134,508  152,343  164,561   180,337
Total long term debt and
capital leases..........    35,024   34,327   48,890   34,108   21,647    22,916
Total stockholders'
equity..................     8,894   14,266   17,117   23,440   73,916    77,569

---------------------
(1) Selected consolidated financial data for the year ended October 31, 1995, nine months ended July 31, 1996 and year ended July 31, 1997 were derived from financial statements of the Company which were audited by KPMG Peat Marwick LLP, independent certified public accountants, whose report appears elsewhere herein. Selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere herein.

   Selected consolidated financial data for the years ended October 31, 1993 and 1994, nine months ended July 31, 1995, twelve months ended July 31, 1996 and six months ended January 31, 1997 and 1998 were derived from unaudited financial statements of the Company. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations have been included in such unaudited financial statements. Such results may not be indicative of the results expected for a full year.

   The Stow Mills merger has been accounted for as a pooling of interests and therefore the financial data of the Company are presented as if United Natural and Stow Mills had been combined for all periods presented. Stow Mills' results of operations for its fiscal years ended December 31, 1993, 1994 and 1995, its nine months ended September 29, 1995 and September 27, 1996, its twelve months ended September 29, 1996 and July 31, 1997 and its six months ended January 31, 1997 and 1998 have been combined with United Natural's results of operations for the respective periods indicated herein. Stow Mills' financial position as of December 31, 1993, 1994 and 1995, September 27, 1996, July 31, 1997 and January 31, 1998 has been combined with United Natural's financial position for the respective periods indicated herein.

(2) All per share and share data have been restated to reflect the adoption of Statement of Financial Accounting Standards No. 128. See Note 1 of Notes to the Company's Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  United Natural Foods, Inc. is the leading independent national distributor of natural foods and related products in the United States. In recent years, the Company has increased sales to existing and new customers through the acquisition of or merger with natural products distributors, the opening of distribution centers in new geographic areas, the expansion of existing distribution centers and the continued growth of the natural products industry in general. Through these efforts, management believes that the Company has been able to broaden its geographic penetration, expand its customer base, enhance and diversify its product selections and increase its market share. The Company's distribution operations are divided into three principal regions: Cornucopia Natural Foods, Inc. ("Cornucopia") and Stow Mills in the Eastern Region, Rainbow Natural Foods, Inc. ("Rainbow") in the Central Region and Mountain People's Warehouse Incorporated ("Mountain People's") in the Western Region. Through its Natural Retail Group ("NRG"), the Company also owns and operates 16 retail natural products stores located in the eastern United States. The Company's retail strategy for NRG is to selectively acquire existing natural products stores that meet the Company's strict criteria in areas such as sales growth, profitability, growth potential and store management. Management believes the Company's retail business serves as a natural complement to its distribution business.

  The Company is continually integrating certain operating functions in order to improve operating efficiencies, including: (i) integrating administrative and accounting functions; (ii) expanding marketing and customer service programs across the three regions; (iii) expanding national purchasing opportunities; (iv) consolidating systems applications between physical locations and regions; and (v) reducing geographic overlap between regions. In addition, the Company's continued growth has created the need for expansion of existing facilities to achieve maximum operating efficiencies and to assure adequate space for future needs. While operating margins may be affected in periods in which expenses are incurred, over the long term, the Company expects to benefit from the increased absorption of its expenses over a larger sales base. In recent years, the Company has made considerable expenditures in connection with the expansion of its facilities, including the expansion of its distribution center and headquarters in Dayville, Connecticut, the relocation of its Denver, Colorado distribution center and the expansion of refrigerated and frozen space at its Auburn, California and Atlanta, Georgia facilities.

  The Company's net sales consist primarily of sales of natural products to retailers adjusted for customer volume discounts, returns and allowances and, to a lesser extent, sales from its natural products stores. The principal components of the Company's cost of sales include the amount paid to manufacturers and growers for product sold, plus the cost of transportation necessary to bring the product to the Company's distribution facilities. Operating expenses include salaries and wages, employee benefits (including payments under the Company's Employee Stock Ownership Plan), warehousing and delivery, selling, occupancy, administrative, depreciation, merger expenses and amortization expense. Other expenses include interest payments on outstanding indebtedness, miscellaneous expenses, interest income and miscellaneous income.

RECENT ACQUISITIONS

  The mergers of the Company with Mountain People's and Stow Mills have each been accounted for as a pooling of interests and, accordingly, all information included herein is reported as though United Natural, Mountain People's and Stow Mills had been combined for all periods reported.

  On May 22, 1995, prior to its merger with United Natural, Mountain People's acquired Nutrasource, Inc. ("Nutrasource"), and on July 29, 1995 the Company acquired Rainbow. The acquisitions of Nutrasource and Rainbow were each accounted for under the purchase method of accounting and, accordingly, all financial information for Nutrasource and Rainbow has been included since the respective dates of acquisition. The acquisition of Hershey will also be accounted for under the purchase method of accounting but, as the acquisition was not consummated until after January 31, 1998, financial information for Hershey will be included in all periods after the date of acquisition. The excess of the purchase price over the net assets acquired in each of these acquisitions has been recorded as goodwill and is being amortized by the Company over various useful lives, not exceeding 40 years.

RESULTS OF OPERATIONS

  The following table presents, for the periods indicated, certain income and expense items expressed as a percentage of net sales:

                            NINE MONTHS      TWELVE MONTHS       SIX MONTHS
                          ENDED JULY 31,    ENDED JULY 31,    ENDED JANUARY 31,
                          ----------------  ----------------  -----------------
                           1995     1996     1996     1997      1997      1998
Net sales...............    100.0%   100.0%   100.0%   100.0%    100.0%    100.0%
Cost of sales...........     78.9     79.6     79.7     80.0      79.8      79.9
                          -------  -------  -------  -------  --------  --------
  Gross profit..........     21.1     20.4     20.3     20.0      20.2      20.1
                          -------  -------  -------  -------  --------  --------
Operating expenses......     17.9     17.0     17.1     16.3      17.0      15.8
Merger expenses.........      --       --       --       --        --        1.2
Amortization of intangi-
 bles...................      0.2      0.2      0.5      0.2       0.2       0.1
                          -------  -------  -------  -------  --------  --------
 Total operating ex-
  penses................     18.1     17.2     17.6     16.5      17.2      17.1
                          -------  -------  -------  -------  --------  --------
 Operating income.......      3.0      3.2      2.7      3.5       3.0       3.0
                          -------  -------  -------  -------  --------  --------
Other expense (income):
  Interest expense......      1.3      1.4      1.4      0.9       1.1       0.7
  Other, net............     (0.1)    (0.1)    (0.1)    (0.1)     (0.1)     (0.1)
                          -------  -------  -------  -------  --------  --------
  Total other expense,
   net..................      1.2      1.3      1.3      0.8       1.0       0.6
                          -------  -------  -------  -------  --------  --------
 Income before income
  taxes and extraordi-
  nary item.............      1.8      1.9      1.4      2.7       2.0       2.4
 Income taxes...........      0.7      0.7      0.6      1.0       0.8       1.4
                          -------  -------  -------  -------  --------  --------
 Income before extraor-
  dinary item...........      1.1      1.2      0.8      1.7       1.2       1.0
Extraordinary item--loss
 on early extinguishment
 of debt, net of income
 tax benefit............      --       --       --       0.2       0.3       --
                          -------  -------  -------  -------  --------  --------
 Net income.............      1.1%     1.2%     0.8%     1.5%      0.9%      1.0%
                          =======  =======  =======  =======  ========  ========

SIX MONTHS ENDED JANUARY 31, 1998 COMPARED TO SIX MONTHS ENDED JANUARY 31,
1997

  Net Sales. The Company's net sales increased approximately 14.4%, or $44.3 million, to $351.4 million for the six months ended January 31, 1998 from $307.1 million for the six months ended January 31, 1997. The overall increase in net sales was primarily attributable to increased sales to existing customers, sales to new accounts in existing geographic areas and the introduction of new products not previously offered by the Company.

  Gross Profit. The Company's gross profit increased approximately 13.6%, or $8.5 million, to $70.5 million for the six months ended January 31, 1998 from $62.0 million for the six months ended January 31, 1997. The Company's gross profit as a percentage of net sales decreased to 20.1% for the six months ended January 31, 1998 from 20.2% for the six months ended January 31, 1997. The decrease in gross profit as a percentage of net sales resulted partially from the comparatively lower gross margin contribution from Stow Mills' operations in the first quarter of fiscal 1998. Also, as in prior periods, increased sales to existing customers under the Company's volume discount program resulted in a further reduction in gross margin. These factors were partially offset by purchasing efficiencies gained with the integration of Stow Mills in the second quarter of fiscal 1998.

  Operating Expenses. The Company's total operating expenses increased approximately 14.2%, or $7.4 million, to $60.1 million for the six months ended January 31, 1998 from $52.7 million for the six months ended

January 31, 1997. As a percentage of net sales, operating expenses decreased to 17.1% for the six months ended January 31, 1998 from 17.2% for the six months ended January 31, 1997. Excluding merger costs of $4.1 million, the Company's total operating expenses for the six months ended January 31, 1998 would have been $56.0 million, or 16.0% of net sales, representing an increase of $3.3 million, or 6.5%, over the comparable prior period. The decrease in total operating expenses as a percentage of net sales was primarily attributable to the Company's ability to leverage its overhead and realize synergies from recent acquisitions. Additionally, because of the October 31, 1997 effective date of the Stow Mills merger, resulting operational efficiencies were not realized in the first quarter of fiscal 1998.

  Operating Income. Operating income increased $1.0 million, or approximately 10.5%, to $10.4 million for the six months ended January 31, 1998 from $9.4 million for the six months ended January 31, 1997. As a percentage of net sales, operating income was 3.0% in each of the six months ended January 31, 1998 and 1997. Excluding the merger costs noted above, operating income for the six months ended January 31, 1998 would have been $14.4 million (representing an increase of 54.0% over the prior period), or 4.1% of net sales.

  Other (Income)/Expense. The $1.3 million decrease in other expense in the six months ended January 31, 1998 compared to the six months ended January 31, 1997 was primarily attributable to the reduction in interest expense relating to the repayment of Stow Mills' debt with proceeds from the Company's credit facility, which bears interest at a lower rate. In addition, the proceeds from the Company's initial public offering were used to repay debt.

  Income Taxes. The Company's effective income tax rates were 57.6% and 41.7% for the six months ended January 31, 1998 and 1997, respectively. The effective rates were higher than the federal statutory rate primarily due to nondeductible merger costs incurred during the first quarter of fiscal 1998 and state and local income taxes, partially offset by the fact that Stow Mills was an S Corporation prior to the merger and, as such, had no federal tax expense.

  Net Income. As a result of the foregoing, the Company's net income increased by $0.9 million to $3.6 million for the six months ended January 31, 1998 from $2.7 million in the six months ended January 31, 1997. Excluding the $4.1 million (net of taxes) in merger costs in fiscal 1998 and $0.9 million extraordinary item (net of taxes) related to the early extinguishment of debt in fiscal 1997, net income would have been $7.6 million (representing an increase of 112.8% over the prior period), or 2.2% of net sales, and $3.6 million, or 1.2% of net sales, for the six months ended January 31, 1998 and 1997, respectively.

TWELVE MONTHS ENDED JULY 31, 1997 COMPARED TO TWELVE MONTHS ENDED JULY 31,
1996

  Net Sales. The Company's net sales increased approximately 9.4%, or $54.8 million, to $634.8 million for the twelve months ended July 31, 1997 from $580.0 million for the twelve months ended July 31, 1996. Net sales for Stow Mills during the period increased at a lower rate than net sales for the Company's other regions. The increase in net sales was primarily attributable to increased sales by the Company to its existing customers, sales to new customers, increased sales attributable to the introduction of new products not formerly offered by the Company and increased market penetration in existing geographic territories.

  Gross Profit. The Company's gross profit increased approximately 8.3%, or $9.8 million, to $127.3 million for the twelve months ended July 31, 1997 from $117.5 million for the twelve months ended July 31, 1996. The Company's gross profit as a percentage of net sales decreased to 20.0% for the twelve months ended July 31, 1997 from 20.3% for the twelve months ended July 31, 1996. The decrease in gross profit as a percentage of net sales resulted primarily from increased sales to existing customers that earned greater discounts under the Company's volume discount program.

  Operating Expenses. The Company's total operating expenses increased approximately 3.0%, or $3.0 million, to $104.9 million for the twelve months ended July 31, 1997 from $101.9 million for the twelve months ended July 31, 1996. However, as a percentage of net sales, operating expenses decreased to 16.5% for the twelve months ended July 31, 1997 from 17.6% for the twelve months ended July 31, 1996. Operating expenses for the twelve months ended July 31, 1996 included $1.6 million representing the write-down of intangible assets, $0.5 million for costs associated with the merger with Mountain People's and $1.1 million for costs associated with the grant of stock options under the Company's 1996 Stock Option Plan. Excluding this charge, the Company's total operating expenses for the twelve months ended July 31, 1996 would have been $98.8 million, or 17.0% of net sales. The decrease in total operating expenses as a percentage of net sales was attributable to the Company's absorption of fixed expenses and overhead over a larger sales base.

  Operating Income. Operating income increased $6.6 million, or approximately 42.6%, to $22.3 million for the twelve months ended July 31, 1997 from $15.7 million for the twelve months ended July 31, 1996. As a percentage of net sales, operating income increased to 3.5% for the twelve months ended July 31, 1997 from 2.7% for the twelve months ended July 31, 1996. Excluding the charges discussed above, operating income for the twelve months ended July 31, 1996 would have been $18.8 million, or 3.2% of net sales.

  Other (Income)/Expense. Total other expense, net, decreased by $2.0 million, or approximately 27.6%, to $5.3 million for the twelve months ended July 31, 1997 from $7.3 million for the twelve months ended July 31, 1996. The decrease was primarily attributable to lower interest payments for the twelve months ended July 31, 1997 resulting from the use of the proceeds of the Company's initial public offering to repay debt. As a result, interest expense decreased to $6.0 million for the twelve months ended July 31, 1997 from $7.7 million for the twelve months ended July 31, 1996.

  Income Taxes. The Company's effective income tax rate was 39.0% and 43.8% for the twelve months ended July 31, 1997 and 1996, respectively. Stow Mills was taxed as an S Corporation prior to the merger with the Company. Had Stow Mills been a C corporation, the Company's effective tax rates would have been 41.3% and 49.6% for the twelve months ended July 31, 1997 and 1996, respectively. The effective rates were higher than the federal statutory rate primarily due to nondeductible amortization, especially the write-off of the intangible assets in the twelve months ended July 31, 1996, as well as the impact of state and local income taxes.

  Net Income. As a result of the foregoing, the Company's income before extraordinary item for the twelve months ended July 31, 1997 was $10.4 million. In November 1996, the Company completed its initial public offering of stock, the net proceeds of which were used to repay debt. In connection with the Company's early repayment of debt from the proceeds of its initial public offering, the Company recorded an extraordinary loss of $1.6 million ($0.9 million net of taxes) for the twelve months ended July 31, 1997. Net income for the twelve months ended July 31, 1997 was $9.5 million. Net income for the twelve months ended July 31, 1996 was $4.7 million. Net income for the year included a charge of $1.3 million net of taxes.

NINE MONTHS ENDED JULY 31, 1996 COMPARED TO NINE MONTHS ENDED JULY 31, 1995

  Net Sales. The Company's net sales increased 38.0%, or $121.2 million, to $439.8 million for the nine months ended July 31, 1996 from $318.6 million for the nine months ended July 31, 1995. The increase in net sales was primarily due to additional sales of $74.5 million attributable to Nutrasource and Rainbow, whose operations were included for the entire nine-month period in 1996. Sales of $6.5 million were attributable to two months of operations of Nutrasource during the comparable 1995 period. The remainder of the increase was also attributable to increased sales by the Company to existing customers, including net sales attributable to new products offered by the Company and net sales to new customers in existing geographic distribution areas as well as new geographic areas not formerly served by the Company.

  Gross Profit. The Company's gross profit increased 33.4%, or $22.4 million, to $89.7 million for the nine months ended July 31, 1996 from $67.3 million for the nine months ended July 31, 1995. The Company's gross profit as a percentage of net sales decreased to 20.4% for the nine months ended July 31, 1996 from 21.1% for the nine months ended July 31, 1995. The decrease in the gross profit as a percentage of net sales was primarily due to the lower-margin business of the Company's recently acquired distributors and to the increase in net sales during fiscal 1996 attributable to super natural chains, which tend to buy in larger quantities and to qualify for greater volume discounts.

  Operating Expenses. The Company's total operating expenses increased 31.3%, or $18.1 million, to $75.9 million for the nine months ended July 31, 1996 from $57.8 million for the nine months ended July 31, 1995. As a percentage of net sales, operating expenses decreased to 17.2% for the nine months ended July 31, 1996 from 18.1% for the nine months ended July 31, 1995. Total operating expenses for the nine months ended July 31, 1996 included a non-cash charge of $1.1 million related to the grant of options under the Company's 1996 Stock Option Plan and a charge of $0.5 million representing costs associated with the Mountain People's merger. Excluding the charges discussed above, the Company's total operating expenses would have been $74.4 million, or 16.9% of net sales, for the nine months ended July 31, 1996. The decrease in total operating expenses as a percentage of net sales was primarily attributable to the Company's increased absorption of overhead and fixed expenses over a larger sales base. In addition, the Company achieved increased operating efficiencies through the implementation of new information and warehouse management systems in its Connecticut and Georgia facilities.

  Operating Income. Operating income increased $4.4 million, or 45.8%, to $13.9 million for the nine months ended July 31, 1996 from $9.5 million for the nine months ended July 31, 1995. As a percentage of net sales, operating income increased to 3.2% for the nine months ended July 31, 1996 from 3.0% in the nine months ended July 31, 1995. Excluding the charges discussed above, operating income would have been $15.4 million, or 3.5% of net sales, for the nine months ended July 31, 1996.

  Other Income/(Expense). The $1.8 million increase in interest expense for the nine months ended July 31, 1996 compared to the nine months ended July 31, 1995 was primarily attributable to the indebtedness incurred in connection with the purchase of the Company's Connecticut facility in August 1995 and the acquisitions of Nutrasource and Rainbow, along with an increase in borrowings under the Company's revolving lines of credit to fund increasing inventory and accounts receivable balances related to the Company's increased operating volume.

  Income Taxes. The Company's effective income tax rates were 34.6% and 38.0% for the nine months ended July 31, 1996 and 1995, respectively. Stow Mills was taxed as an S Corporation prior to the merger with the Company. Had Stow Mills been a C corporation, the Company's effective tax rates would have been 40.6% and 40.0% for the nine months ended July 31, 1996 and 1995, respectively. The effective rates were higher than the federal statutory rate due to nondeductible costs associated with the merger with Mountain People's and state and local income taxes.

  Net Income. As a result of the foregoing, the Company's net income increased by 52.7%, or $1.9 million, to $5.5 million for the nine months ended July 31, 1996 from $3.6 million for the nine months ended July 31, 1995. Excluding the $1.1 million of charges (net of taxes) related to the granting of options under the 1996 Stock Option Plan and the costs associated with the Mountain People's merger, net income would have been $7.1 million, or 1.6% of net sales, for the nine months ended July 31, 1996.

LIQUIDITY AND CAPITAL RESOURCES

  The Company historically has financed its operations and growth primarily from cash flows from operations, borrowings under its credit facility, seller financing of acquisitions, operating and capital leases, trade payables, bank indebtedness and the sale of debt and equity securities. Primary uses of capital have been acquisitions, expansion of plant and equipment and investment in accounts receivable and inventory.

  Net cash (used in) provided by operations was $(5.5) million, $1.9 million and $(0.5) million for the six months ended January 31, 1998, the year ended July 31, 1997 and the nine months ended July 31, 1996, respectively. The Company's increase in cash used in operations for the six months ended January 31, 1998 related to increased investments in accounts receivable and inventory and a decrease in accounts payable, all in the ordinary course of business. The recent increases in inventory levels relate to supporting increased sales with wider product assortment combined with the Company's ability to capture purchasing efficiency opportunities in excess of total carrying costs. The decrease in accounts payable is the result of accelerating payments to capture early payment discounts in excess of the Company's cost of capital. Excluding the merger expenses, net cash used in operations for the first six months of 1998 would have been $1.4 million. The Company's working capital at January 31, 1998 was $57.4 million.

  Net cash used in investing activities was $4.5 million, $3.8 million and $8.6 million for the six months ended January 31, 1998, the year ended July 31, 1997 and the nine months ended July 31, 1996, respectively. Investing activities included primarily capital expenditures related to the purchase of material handling equipment and the continued upgrade of existing management information systems. During the nine months ended July 31, 1996, the Company also used capital to purchase and expand its Connecticut distribution facility. The Company's capital expenditures were primarily funded from senior bank indebtedness, including term loans.

  Cash provided by financing activities was $12.5 million, $2.0 million and $9.3 million for the six months ended January 31, 1998, the year ended July 31, 1997 and the nine months ended July 31, 1996, respectively. During fiscal 1997, the Company issued 2.9 million shares of its common stock in its initial public offering, which resulted in net proceeds to the Company of $35.5 million. The proceeds were used to repay indebtedness of the Company. The Company also utilized proceeds from long-term debt of $8.6 million, $12.5 million and $6.5 million for the six months ended January 31, 1998, the year ended July 31, 1997 and the nine months ended July 31, 1996, respectively.

  In October 1997, the Company amended its credit agreement with its bank to increase the amount of the facility from $50 million to $100 million, to increase the limit on inventory advances to $50 million and the advance rate to 60%, to establish a term loan of $6.6 million and to increase the aggregate amount of real estate acquisition loans and real estate term loans to $20 million. The agreement also provides for the bank to syndicate the credit facility to other banks and lending institutions. The credit facility was used to repay existing indebtedness of Stow Mills owing to the Company's bank and will be used for general operating capital needs. Interest under the facility, except the portion related to the mortgage commitments, accrues at the Company's option at the New York Prime Rate or 1.00% above the bank's London Interbank Offered Rate (LIBOR), and the Company has the option to fix the rate for all or a portion of the debt for a period up to 180 days. Interest on the mortgage facility will accrue at 1.25% above the bank's LIBOR rate, although the Company has the option to fix the rate for a period of five years at a rate of 1.25% above the five-year rate for U.S. Treasury Notes. The Company has pledged all of its assets as collateral for its obligations under the credit agreement. As of January 31, 1998, the Company's outstanding borrowings under the credit agreement totaled $38.6 million. The credit agreement expires on July 31, 2002.

  The Company expects to spend approximately $25 million over the next five years in capital expenditures to fund the expansion of existing facilities, upgrade information systems and technology and update its material handling equipment. Included in this amount are $3 to $5 million in capital expenditures in the 1998 and 1999 calendar years for the Company's Year 2000 upgrade and new warehouse management system, including new hardware and installation.

  Management believes that the Company will have adequate capital resources and liquidity to meet its borrowing obligations, fund all required capital expenditures and pursue its business strategy, with the exception of any major acquisitions which may be made by the Company, through fiscal 2000. The Company's capital resources and liquidity are expected to be provided by cash flow from operations and borrowings under the credit facility and capital and operating leases. All of the net proceeds from this offering will be used to repay certain of the Company's outstanding indebtedness. See "Use of Proceeds."

IMPACT OF INFLATION

  Historically, the Company has been able to pass along inflation-related increases. Consequently, inflation has not had a material impact upon the results of the Company's operations or profitability.

SEASONALITY

  Generally, the Company does not experience any material seasonality. However, the Company's sales and operating results may vary significantly from quarter to quarter due to factors such as changes in the Company's operating expenses, management's ability to execute the Company's operating and growth strategies, personnel changes, demand for natural products, supply shortages and general economic conditions.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

  The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards ("SFAS") No. 129, "Disclosure of Information about Capital Structure." This statement establishes standards for disclosing information about an entity's capital structure. This statement is effective for periods ending after December 15, 1997. The Company is in compliance with this standard.

  The Financial Accounting Standards Board recently issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. This statement is effective for fiscal years beginning after December 15, 1997 and requires reclassification of financial statements for earlier periods provided for comparative purposes. The Company will comply with the required presentation in fiscal 1999.

  The Financial Accounting Standards Board recently issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for reporting operating segments of publicly traded business enterprises in annual and interim financial statements and requires that those enterprises report selected information about operating segments. This statement supersedes SFAS No. 14, "Financial Reporting for Segments of a Business," but retains the requirement to report information about major customers. This statement also amends SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries." SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997 and requires that comparative information for earlier years be restated. The Company has not yet determined what impact, if any, this standard will have on its financial statement presentation.

  The Financial Accounting Standards Board recently issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement standardizes disclosure requirements for pensions and other postretirement benefits, and is effective for fiscal years beginning after December 15, 1997. This statement does not apply to the Company as the Company does not currently sponsor any defined benefit plans.

YEAR 2000 ISSUES

  The Company's financial accounting systems are Year 2000 compliant. The Company's Eastern Region and its Chicago facility are not currently Year 2000 compliant. The Company is currently reviewing its operational business systems to ensure Year 2000 compliance and to enhance its business systems functionality to achieve operating efficiencies and customer service improvements. The Company plans to purchase packaged software to address Year 2000 issues when available. The Company expects to incur $3 to $5 million in expenditures in the 1998 and 1999 calendar years for its Year 2000 upgrade and new warehouse management systems, including new hardware and installation. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have a material adverse effect on the Company's business, financial condition or results of operations.

                                   BUSINESS

  United Natural Foods, Inc. is the leading independent national distributor of natural foods and related products in the United States. The Company is the primary supplier to a majority of its customers, offering more than 26,000 high-quality natural products consisting of groceries and general merchandise, nutritional supplements, bulk and foodservice products, personal care items, perishables and frozen foods. The Company serves more than 6,500 customers in 46 states, including independent natural products retailers, super natural chains and conventional supermarkets, and is the primary distributor to the two largest super natural chains, Whole Foods and Wild Oats. The Company also owns and operates 16 retail natural products stores which complement its distribution business. The Company's strategy is to continue to capitalize on its leading market position and strong industry trends to enhance its position as the leading independent national distributor to the natural products industry. For the twelve months ended January 31, 1998, the Company generated net sales and operating income of $679.6 million and $23.3 million, respectively, representing compound annual growth rates of 21.6% and 34.4%, respectively, from the twelve months ended October 31, 1994.

  The Company has achieved its market leadership position through a strategy consisting of both strong internal growth and acquisitions. Since 1985, the Company has successfully completed 13 acquisitions of distributors and suppliers, including Stow Mills and Hershey, and 11 acquisitions of retail stores, significantly expanding the Company's distribution network, product offering and customer base. On October 31, 1997, the Company merged with Stow Mills, a regional natural products distributor serving the Northeast and Midwest regions of the United States. The Company believes that the Stow Mills merger will generate significant benefits, including: (i) increased market share and distribution capacity, particularly in the Midwest; (ii) improved purchasing power; (iii) enhanced product offerings; (iv) improved distribution logistics and operating efficiencies; and (v) significant opportunities for the reduction of selling, general and administrative expenses. On February 11, 1998, the Company acquired the assets of Hershey, a business specializing in the international trading, roasting and packaging of nuts, seeds, dried fruits and snack items. In managing its growth strategy, the Company has successfully captured the benefits of its national scale, while utilizing a regional approach to managing its business, taking advantage of the strong customer loyalty developed by its regional divisions which have formed the foundation of the Company. As a result of its national expansion, the Company has organized its operations into three geographic regions: Cornucopia and Stow Mills in the Eastern Region, Rainbow in the Central Region and Mountain People's in the Western Region. The Company believes that this combination of national distribution economies combined with a regional operating focus has been the cornerstone of its successful operating strategy.

NATURAL PRODUCTS INDUSTRY

  According to The Natural Foods Merchandiser, a leading industry publication, the natural products industry has achieved a compound annual growth rate of 21% from 1992 to 1996, growing from $5.3 billion to $11.5 billion. The Company believes that this growth reflects a broadening of the natural products consumer base which is being driven by several factors, including an increasing awareness of the link between diet and health, healthier eating patterns, increasing concern regarding food purity and safety and greater environmental awareness.

  According to The Natural Foods Merchandiser, the natural products retailing sector is highly fragmented, with over 6,700 independent natural products retailers in operation in 1996 and continuing to grow annually. Although the natural products industry sector remains fragmented, natural products supermarkets continue to increase their market share of total natural products sales as they expand into additional geographic markets and acquire smaller independent competitors. In addition, conventional supermarkets and mass market outlets have also begun to increase their emphasis on the sale of natural products as the sector gains appeal. Moreover, as consumer demand for natural products has grown, an increasing number of national, regional and local natural products have become available as more suppliers and producers have entered the market.

COMPETITIVE ADVANTAGES

  The Company believes it benefits from a number of significant competitive advantages which include:

 . MARKET LEADER WITH A NATIONWIDE PRESENCE. As a result of its nationwide presence, the Company believes it is one of the few distributors capable of serving both local and regional customers as well as the rapidly growing super natural chains. The Company believes it has significant advantages over smaller, regional natural products distributors as a result of its ability to: (i) derive significant economies of scale in operating and distribution expenses; (ii) benefit from increased purchasing power and breadth of product offering; (iii) make significant investments in advanced technology and equipment, which will enhance productivity and customer service; and (iv) provide superior customer service on a national scale.

 . LOW-COST OPERATOR. The Company believes that it is well positioned to provide value added distribution services to its customers at attractive prices while also providing superior customer service. In addition to its volume purchasing power advantage, a critical component of the Company's position as a low-cost provider is its effective management of warehouse and distribution costs, primarily as a result of utilizing larger distribution centers within each of its geographic regions and integrating its facilities through its nationwide interregional logistics network. In addition, the Company has made significant investment in transportation equipment and information technology to enable it to more efficiently serve its customers.

 . EXPANDING BASE OF PREMIER CUSTOMER RELATIONSHIPS. The Company serves more than 6,500 customers in 46 states. The Company has developed long-standing customer relationships that it believes are among the strongest in the industry. The Company has also been the primary supplier to each of the industry's two largest super natural chains, Whole Foods and Wild Oats, for more than ten years.

 . EXPERIENCED MANAGEMENT TEAM WITH SIGNIFICANT EQUITY STAKE. The Company's management team has extensive experience in the natural products industry and has been successful in identifying, consummating and integrating multiple acquisitions. Since 1985, the Company has successfully completed 13 acquisitions of distributors and suppliers, including Stow Mills and Hershey, and 11 acquisitions of retail stores. In addition, after giving effect to this offering, the Company's executive officers and directors, and their affiliates, and the ESOT will beneficially own in the aggregate approximately 62.0% of the Company's Common Stock. Accordingly, the Company's senior management and employees have significant incentive to continue to generate strong growth in operating results in the future.

GROWTH STRATEGY

  The Company's growth strategy is to maintain and enhance its position as the leading independent national distributor to the natural products industry. Key elements of the Company's strategy include:

 .  INCREASE MARKET SHARE OF THE RAPIDLY GROWING NATURAL PRODUCTS INDUSTRY. The
   Company's strategy is to continue to increase its leading market share of the rapidly growing natural products industry by significantly expanding its customer base, increasing its share of existing customers' business and continuing to expand and further penetrate new distribution territories.

     Expand Existing Customer Base. The Company has expanded substantially the number of customers served to more than 6,500 as of January 31, 1998. The Company plans to continue to expand its coverage of the highly fragmented natural products industry by cultivating new customer relationships within the industry as well as in developing channels of business such as traditional supermarkets, mass market outlets, Internet retailers, institutional foodservice providers, hotels and gourmet stores.

     Increase Its Share of Existing Customers' Distribution Needs. The Company seeks to become the primary supplier for a majority of its customers' needs by offering the broadest product offering in the industry at the most competitive prices. Since 1993, the Company has significantly expanded its product offering from approximately 14,000 products to more than 26,000 as of January 31, 1998. In addition, the Company has launched a number of highly successful private label programs, which offer both the Company and its customers higher margins than many of the Company's existing product offerings. As a result, the Company believes it has become the primary distributor to the majority of its natural products customer base.

     Continue to Expand and Penetrate Into New Distribution
     Territories. Since 1993, the Company has increased the aggregate size of its distribution centers from approximately 660,000 square feet to approximately 1,250,000 square feet and the number of states served from 25 to 46. The Company will continue to selectively evaluate opportunities to acquire (i) distributors to fill in existing markets and expand into new markets and (ii) suppliers to expand margins through vertical integration and brand differentiation. The Company currently has no agreements or understandings with regard to any material acquisitions.

 .  CONTINUE TO IMPROVE EFFICIENCY OF NATIONWIDE DISTRIBUTION NETWORK. The
   Company continually seeks to improve its operating results by integrating its nationwide network utilizing the best practices within the industry and within each of the regions that have formed the foundation of the Company. This focus on achieving improved economies of scale in purchasing, warehousing, transportation and general and administrative functions has resulted in significant improvements in operating margins, which increased from 2.5% in fiscal 1994 to 4.6% in the quarter ended January 31, 1998. Management believes that there are significant additional opportunities for margin improvement from its best practices programs.

 . CAPITALIZE ON THE BENEFITS OF THE STOW MILLS MERGER. With the Stow Mills merger in October 1997, the Company significantly expanded its customer base, distribution capacity and product offering. The merger is expected to generate significant benefits, including: (i) increased market share and distribution capacity, particularly in the Midwest; (ii) improved purchasing power; (iii) enhanced product offerings; (iv) improved distribution logistics and operating efficiencies; and (v) significant opportunities for the reduction of redundant selling, general and administrative expenses. As a result, management expects the Stow Mills merger to offer significant opportunities for future sales growth together with opportunities for further margin improvement.

 . CONTINUE TO PROVIDE THE LEADING DISTRIBUTION SOLUTION. The Company's strategy is to continue to provide the leading distribution solution to the natural products industry through its national scale, regional responsiveness, high customer service focus and breadth of product offering. The Company offers its customers a selection of inventory management, merchandising, marketing, promotional and event management services to increase customer sales and enhance customer satisfaction and a broad range of marketing services, many of which are supplier-sponsored, including monthly and seasonal flier programs, in-store signage and assistance in product display, all in order to assist its customers in increasing sales.

PRODUCTS

  The Company's extensive selection of high-quality natural products enables it to provide a primary source of supply to a diverse base of customers whose product needs vary significantly. The Company distributes more than 26,000 high-quality natural products, consisting of national brand, regional brand, private label and master distribution products in six product categories consisting of grocery and general merchandise, nutritional supplements, bulk and foodservice products, personal care items, perishables and frozen foods. The Company's private label products address certain preferences of customers that are not otherwise being met by other suppliers.

  The Company evaluates more than 10,000 potential new products each year based on existing and anticipated trends in consumer preferences and buying patterns. Since 1992, the Company has introduced an average of 350 new products each month, while discontinuing approximately 150 less successful products. The Company's buyers regularly attend regional natural, organic, specialty, ethnic and gourmet products shows to review the latest product introductions that are likely to be of interest to retailers and consumers. The Company also actively solicits suggestions for new products from its customers. The Company makes the majority of its new product decisions at the regional level. The Company believes that its decentralized purchasing practices allow its regional purchasers to react quickly to changing consumer preferences and to evaluate new products and new product categories regionally. In addition, many of the new products offered by the Company are marketed on a regional basis or in the Company's own retail stores prior to being offered nationally, which enables the Company to evaluate local consumer reaction to the products without incurring significant inventory risk.

SUPPLIERS

  The Company purchases its products from approximately 1,800 active suppliers. Although the majority of the Company's suppliers are based in the United States, the Company regularly sources products from vendors throughout Europe, Asia, South America, Africa and Australia. Management believes that natural products suppliers seek distribution of their products through the Company because it provides access to a large and growing customer base, distributes the majority of the suppliers' products and supports the suppliers' marketing programs. Substantially all product categories distributed by the Company are available from a number of suppliers and the Company is not dependent on any single source of supply for any product category. The Company's largest supplier accounted for approximately 3.8% of total purchases in calendar 1997.

  The Company has positioned itself to respond to regional and local customer preferences for natural products by decentralizing the majority of its purchasing decisions for all products except bulk commodities. The Company believes that regional buyers are best suited to identify and to respond to local demands and preferences. Although each of the Company's regions is responsible for placing its own orders and can select the products that it believes will most appeal to its customers, each region is required to participate in Company-wide purchasing programs that enable it to take advantage of the Company's consolidated purchasing power. For example, the Company has positioned itself as the largest purchaser of organically grown bulk products in the natural products industry by centralizing its purchase of nuts, seeds, grains, flours and dried foods.

  The Company's purchasing staff cooperates closely with suppliers to provide new and existing products. The suppliers assist in training the Company's account and customer service representatives in marketing new products, identifying industry trends and coordinating advertising and other promotions.

  The Company maintains a comprehensive quality control assurance program. All products sold by the Company and represented as "organic" are required to be certified as such by an independent third-party agency. The Company maintains current certification affidavits on all organic commodities and produce in order to verify the authenticity of the product. All potential vendors of organic products are required to provide such third-party certification before they are approved as a supplier to the Company. In addition, the Company has secured the services of counsel specializing in Food and Drug Administration ("FDA") matters to audit all labels, packaging, ingredient lists and product claims relating to products offered by the Company to ensure that all products meet current FDA requirements. The Company believes that it is the only natural products distributor which has performed such an audit to date.

CUSTOMERS

  The Company markets its products to more than 6,500 customers located in 46 states. The Company maintains long-standing customer relationships with independent natural products retailers, including super natural chains, and has continued to emphasize its relationships with new customers, such as conventional supermarkets, Internet retailers and other mass market outlets, as well as gourmet stores, all of which are continually increasing their natural product offerings. Among the Company's wholesale customers are leading super natural chains doing business as Whole Foods Market, Wild Oats Markets, Nature's Fresh, Northwest!, Nature's Heartland and Wild Harvest and conventional supermarket chains such as Carr's, City Market, Harris Teeter, King Soopers, Kroger, Path Mark, Quality Food Centers (QFC), Shaws, Star Market and Stop and Shop.

  Management believes that the Company is the primary supplier to the majority of its customers. Whole Foods accounted for approximately 14% of the Company's net sales in fiscal 1997. No other customer accounted for more than 10% of the Company's net sales in fiscal 1997.

  The following table sets forth the types of customers served by the Company and the approximate percentage of its net sales generated by each category for calendar 1996 and 1997.

                                                                 PERCENTAGE OF
                                                                   NET SALES
                                                                 --------------
                                                                  1996    1997
     TYPE OF CUSTOMER
     Independent Natural Products Stores........................   53.8%   55.5%
     Super Natural Chains.......................................   31.5    31.1
     Conventional Supermarkets..................................    9.3     8.9
     Miscellaneous/Other........................................    5.4     4.5
                                                                 ------  ------
                                                                  100.0%  100.0%
                                                                 ======  ======

SALES

  The Company maintains an order fill rate that exceeds 95% (excluding products unavailable from the supplier), which the Company believes is one of the highest order fill rates in the natural products distribution industry. The Company believes that its high fill rates can be attributed to its experienced purchasing department and sophisticated warehousing, inventory control and distribution systems. The Company offers next-day delivery service to a majority of its active customers and offers multiple deliveries each week to its largest customers. The Company believes that customer loyalty is dependent upon outstanding customer service to ensure accurate fulfillment of orders, timely product delivery, low prices and a high level of product marketing support.

MARKETING

  The Company has developed a variety of supplier-sponsored marketing services that cater to a broad range of retail formats. These programs are designed to educate consumers, profile suppliers and increase sales for retailers, the majority of which do not have the resources necessary to conduct such marketing programs independently.

  The Company offers a monthly flier program featuring the logo and address of the participating retailer imprinted on a flier advertising approximately 200 sale items which is distributed by the retailer to its customers. The color fliers are designed by the Company's in-house marketing department utilizing modern digital photography and contain detailed product descriptions and pricing information. In addition, each flier generally includes detailed information on selected vendors, recipes, product features and a comparison of the characteristics of a natural product with a similar mass market product. The monthly flier program is structured to pass through to the retailer the benefit of company negotiated discounts and advertising allowances. The program also provides retailers with posters, window banners and shelf tags to coincide with each month's promotions.

  In addition to its monthly flier program, the Company offers thematic custom and seasonal consumer fliers that are used to promote items associated with a particular cause or season, such as environmentally sensitive products for Earth Day or foods and gifts particularly popular during the holiday season. The Company also (i) offers in-store signage and promotional materials, including shopping bags and end-cap displays, (ii) provides assistance with planning and setting up product displays and (iii) advises on pricing decisions to enable its customers to respond to local competition.

DISTRIBUTION

  The Company maintains nine distribution centers located in Atlanta, Georgia; Auburn, California; Chesterfield, New Hampshire; Chicago, Illinois; Dayville, Connecticut; Denver, Colorado; Kealeakua, Hawaii; New Oxford, Pennsylvania; and Seattle, Washington. These facilities consist of an aggregate of more than

1,200,000 square feet of space, the largest capacity of any distributor in the natural products industry. The Company has recently expanded its Connecticut headquarters from 165,000 to 245,000 square feet and leased a new facility in Colorado which, at 180,800 square feet, is twice the size of its former facility. The Company intends to replace its 40,000 square foot auxiliary storage facility in Sacramento, California with a 75,000 square foot storage facility located adjacent to its Auburn, California distribution center.

                                                      SIZE            LEASE
       LOCATION                                  (IN SQUARE FEET)  EXPIRATION
Atlanta, Georgia...............................      175,000         March 1999
Auburn, California.............................      150,000              Owned
Chesterfield, New Hampshire....................      126,500              Owned
Chicago, Illinois..............................       80,000      December 2000
Dayville, Connecticut..........................      245,000              Owned
Denver, Colorado...............................      180,800          July 2013
Kealeakua, Hawaii..............................       16,300       October 2002
New Oxford, Pennsylvania.......................      127,000           May 2003
Seattle, Washington............................      100,000      February 2001

  The Company has carefully chosen the sites for its distribution centers to provide direct access to its regional markets. This proximity allows the Company to reduce its transportation costs compared to competitors that seek to service their customers from locations that are often hundreds of miles away. The Company believes that it incurs lower inbound freight expense than its regional competitors because its national presence allows it to buy full and partial truckloads of products which, if necessary, it can backhaul using the Company's own trucks between its distribution centers and satellite staging facilities. Many of the Company's competitors must employ outside consolidation services and pay higher carrier transportation fees to move products from other regions. In addition, overstocks and inventory imbalances at one distribution center may be redistributed by the Company to another distribution center where products may be sold prior to their expiration date.

  Products are delivered to the Company's distribution centers primarily by its leased fleet of trucks, contract carriers and the suppliers themselves. The Company leases most of its trucks from Ryder Truck Leasing, which maintains facilities on some of the Company's premises for the maintenance and service of these vehicles, and a lesser number of its trucks from regional firms that offer competitive services.

  The Company ships orders for supplements or for items that are destined for areas outside regular delivery routes through the United Parcel Service and other independent carriers. Deliveries to areas outside the continental United States are shipped by ocean-going containers on a weekly basis.

TECHNOLOGY

  The Company has made a significant investment in information and warehouse management systems. The Company continually evaluates and upgrades its management information systems based on the best practices in the distribution industry and at its regional operations in order to make the systems more efficient, cost effective and responsive to customer needs. These systems include radio frequency-based inventory control, paperless receiving, engineered labor standards, computer-assisted order processing and slot locator/retrieval assignment systems. At the receiving docks, warehouse workers attach computer-generated, preprinted locator tags to inbound products. These tags contain the expiration date, locations, quantity, lot number and other information in bar code format. To process customer orders, warehouse workers use hand-held radio frequency devices to scan the UPC bar code as a product is removed from its assigned slot. Similarly, customer returns are processed by scanning the UPC bar codes. The Company also employs a management information system that enables it to lower its inbound transportation costs by making optimum use of its own fleet of trucks or by consolidating deliveries into full truckloads. Orders from multiple suppliers and multiple distribution centers are consolidated into single truckloads for efficient use of available vehicle capacity and return-haul trips.


  The Company has recently begun installation of an Oracle-based Warehouse Management Systems (WMS) software package at its Dayville and Atlanta facilities. The Company expects to realize continued customer service improvements as a result of this investment and anticipates that the WMS will be operational in six of its distribution centers by the end of calendar 1999.

RETAIL OPERATIONS

  The Company's Natural Retail Group currently owns and operates 16 retail natural products stores located in Connecticut, Florida, Maryland, Massachusetts and New York. The Company's retail strategy is to selectively acquire existing stores that meet the Company's strict criteria in categories such as sales and profitability, growth potential, merchandising and management. Generally, the Company will not purchase stores that directly compete with primary retail customers of its distribution business. The Company believes its retail stores have a number of advantages over their competitors, including the financial strength and marketing expertise provided by the Company, the purchasing power resulting from group purchasing by stores within NRG and the breadth of their product selection. The Company's strategy for future retail growth is to identify and acquire additional retail stores as opportunities arise and to focus on increased sales of higher margin nutritional supplements while maintaining emphasis on the sale of organic produce and delicatessen and bakery products and consumer education.

  As both a distributor to its retail stores and a retailer, a number of advantages are made available to the Company, including the ability to: (i) control the purchases made by these stores; (ii) expand the number of high-growth, high-margin product categories such as produce and prepared foods within these stores; and (iii) keep current with the retail marketplace which allows it to better serve its distribution customers. In addition, as the primary natural products distributor to its retail locations, the Company expects to realize significant economies of scale and operating and buying efficiencies. As an operator of retail stores, the Company also has the ability to test market select products prior to offering them nationally, which allows the Company to evaluate consumer reaction to the product without incurring significant inventory risk. The Company is able to test new marketing and promotional programs within its stores prior to offering them to a broader customer base.

COMPETITION

  The natural products distribution industry is highly competitive. The industry has been characterized in recent years by significant consolidation and the emergence of large competitors. The Company's major national competitor is Tree of Life Distribution, Inc. (a subsidiary of Koninklijke Bolswessanen N.V.) and its major regional competitors are Nature's Best, Inc. in the western United States, Northeast Cooperative in the eastern United States and Blooming Prairie Cooperative Warehouse in the Midwestern states. The Company also competes with numerous smaller regional and local distributors of ethnic, Kosher, gourmet and other specialty foods. In addition, the Company competes with national, regional and local distributors of conventional groceries and, to a lesser extent, companies that distribute to their own retail facilities. There can be no assurance that distributors of conventional groceries will not increase their emphasis on natural products and more directly compete with the Company or that new competitors will not enter the market. Many of these distributors may have been in business longer, may have substantially greater financial and other resources than the Company and may be better established in their markets. There can be no assurance that the Company's current or potential competitors will not provide services comparable or superior to those provided by the Company or adapt more quickly than the Company to evolving industry trends or changing market requirements. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share or that certain of the Company's customers will increase distribution to their own retail facilities. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition or results of operations.

  The Company believes that distributors in the natural products industry compete principally on product quality and depth of inventory selection, price and quality of customer service. Although the Company believes it currently competes effectively with respect to each of these factors, there can be no assurance that the Company will be able to maintain its competitive position against current and potential competitors.

  The Company's retail stores compete against other natural products outlets, conventional supermarkets and specialty stores. The Company believes that retailers of natural products compete principally on product quality and selection, price, knowledge of personnel and convenience of location.

EMPLOYEES

  As of March 31, 1998, United Natural had approximately 2,230 full- and part-time employees. The Company is currently, and has in the past been, the focus of union-organizing efforts. An aggregate of approximately 90 of the employees at the Company's Seattle, Washington and Rahway, New Jersey facilities are covered by a collective bargaining agreement. United Natural has never experienced a work stoppage by its unionized employees. United Natural believes that its relationship with its employees is good.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company and their ages as of March 31, 1998 are as follows:

       NAME                    AGE                    POSITION
Norman A. Cloutier(1)(2)......  44 Chairman of the Board and Chief Executive
                                    Officer
Michael S. Funk(2)............  43 Vice Chairman of the Board, President of the
                                    Company and President of the Company's
                                    Western Region
Robert T. Cirulnick...........  42 Chief Financial Officer and Treasurer
Richard S. Youngman...........  46 President of the Company's Eastern Region,
                                    Assistant Secretary and Director of the
                                    Company
Daniel V. Atwood..............  40 President of NRG, Vice President and
                                    Secretary
Kevin T. Michel...............  40 President of the Company's Central Region,
                                    Assistant Treasurer and Director of the
                                    Company
Barclay McFadden, III.........  47 Director
Thomas B. Simone(1)(3)........  58 Director
Steven H. Townsend............  44 Director
Richard J. Williams(1)(3).....  37 Director

---------------------
(1) Member of the Audit Committee.
(2) Member of the Nominating Committee.
(3) Member of the Compensation Committee.

  Norman A. Cloutier founded the Company in 1978. Mr. Cloutier has been Chairman of the Board and Chief Executive Officer of the Company since its inception. Mr. Cloutier served as President of the Company from its inception until October 1996. Mr. Cloutier previously operated a natural products retail store in Coventry, Rhode Island from 1977 to 1978.

  Michael S. Funk has been Vice Chairman of the Board of the Company since February 1996 and President of the Company since October 1996. Mr. Funk served as Executive Vice President of the Company from February 1996 until October 1996. Since its inception in July 1976, Mr. Funk has been President of Mountain People's (currently the Company's Western Region). Mr. Funk has served on the Board of Directors since February 1996.

  Robert T. Cirulnick has been Chief Financial Officer of the Company since February 1998. Mr. Cirulnick served in various financial capacities with PepsiCo, Inc. from September 1985 through January 1998, including Vice President, Controller of Frito-Lay, Inc., a subsidiary of PepsiCo, from August 1994 to February 1998. Mr. Cirulnick was the Chief Financial Officer and Director of Finance and Administration for Smith's Food Group, a joint venture company between PepsiCo and General Mills from May 1993 through August 1994. Mr. Cirulnick was a Certified Public Accountant with KPMG Peat Marwick LLP from June 1980 to September 1985, where he served in various audit and tax capacities.

  Richard S. Youngman was the President and a director of Stow Mills and its predecessor company from 1979 until October 1997. In October 1997, Mr. Youngman became Chief Executive Officer of Stow Mills and President of the Company's Eastern Region. Mr. Youngman has served on the Board of Directors since December 1997.

  Daniel V. Atwood has been President of NRG and Vice President of the Company since August 1995. Mr. Atwood was Vice President--Marketing of the Company from January 1984 to August 1995. From 1979 to

1982, Mr. Atwood was a Store Manager at Bread & Circus Supermarkets, a super natural chain. Mr. Atwood served on the Board of Directors from August 1988 to December 1997.

  Kevin T. Michel has been President of the Company's Central Region since January 1998. Mr. Michel served as Chief Financial Officer of Mountain People's from January 1995 until December 1997. From January 1992 until January 1995, Mr. Michel held several different accounting and finance positions at Mountain People's. From March 1991 until December 1991, Mr. Michel was the sole proprietor of a restaurant. Mr. Michel has served on the Board of Directors since February 1996.

  Barclay McFadden, III was the Chief Executive Officer and a director of Stow Mills and its predecessor company from 1976 until October 1997. Mr. McFadden serves on the Board of Directors of First Vermont Bank and a number of charitable organizations. Mr. McFadden has served on the Board of Directors since December 1997.

  Thomas B. Simone has served on the Board of Directors since October 1996. Since April 1994, Mr. Simone has served as President and Chief Executive Officer of Simone & Associates, a healthcare and natural products investment and consulting company. From February 1991 to April 1994, Mr. Simone was President of McKesson Drug Company. Mr. Simone also serves on the Board of Directors of ECO-DENT International, Inc. and IBV Technologies, Inc.

  Steven H. Townsend served as Vice President--Finance and Administration of the Company from 1983 to February 1998 and Chief Financial Officer of the Company from August 1988 to February 1998. From 1980 to 1983, Mr. Townsend was Director of Finance for the Town of Mansfield, Connecticut. Mr. Townsend has served on the Board of Directors since August 1988.

  Richard J. Williams has been a Managing Director of Triumph Capital Group, Inc. since March 1990. Mr. Williams has served on the Board of Directors since November 1993. Mr. Williams also serves on the Board of Directors of Outsource International, Inc.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 31, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) each person or entity known to the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors,
(iii) the Chief Executive Officer and the three other most highly compensated executive officers during the fiscal year ended July 31, 1997, (iv) all directors and executive officers as a group and (v) each of the other Selling Stockholders.

                          BENEFICIAL OWNERSHIP             BENEFICIAL OWNERSHIP
                          PRIOR TO OFFERING(1)    SHARES   AFTER OFFERING(1)(2)
                          ---------------------   BEING    --------------------
NAME OF BENEFICIAL OWNER    NUMBER   PERCENTAGE OFFERED(3)  NUMBER   PERCENTAGE
5% STOCKHOLDERS
Norman A. Cloutier(4)...   3,369,466    19.2%     250,000  3,119,466    17.0%
 c/o United Natural
 Foods, Inc.
 260 Lake Road
 Dayville, CT 06241
Michael S. Funk(5)......   3,009,216    17.2%     250,000  2,759,216    15.1%
 c/o Mountain People's
 Warehouse Incorporated
 12745 Earhart Avenue
 Auburn, CA 95602
Funk Family 1992 Revoca-   2,916,100    16.8%     250,000  2,666,100    14.7%
 ble Living Trust(6)....
 c/o Michael S. Funk
 Mountain People's Ware-
 house Incorporated
 12745 Earhart Avenue
 Auburn, CA 95602
Richard S. Youngman.....   2,448,468    14.1%     250,000  2,198,468    12.1%
 c/o Stow Mills, Inc.
 Stow Drive
 Chesterfield, NH 03443
Employee Stock Ownership   2,063,004    11.9%         --   2,063,004    11.4%
 Trust(7)...............
 Robert G. Huckins,
 Trustee
 15342 Sky High Road
 Escondido, CA 92025
Barclay McFadden, III...   1,825,576    10.5%     917,009    908,567     5.0%
 c/o United Natural
 Foods, Inc.
 260 Lake Road
 Dayville, CT 06241
OTHER DIRECTORS AND EX-
 ECUTIVE OFFICERS
Steven H. Townsend(8)...     138,509       *          --     138,509       *
Daniel V. Atwood(9).....      76,900       *          --      76,900       *
Kevin T. Michel.........         --      --           --         --      --
Thomas B. Simone........         --      --           --         --      --
Richard J. Wil-              488,730     2.8%     250,000    238,730     1.3%
 liams(10)..............
All executive officers    11,356,865    64.0%   1,917,009  9,439,856    50.9%
 and directors, as a
 group (10 per-
 sons)(11)..............
OTHER SELLING STOCKHOLD-
 ERS
Triumph--Connecticut         488,730     2.8%     250,000    238,730     1.3%
 Limited Partnership....
Barclay McFadden Family      406,722     2.3%     406,722        --      --
 Trust..................
 James S. McDonald,
 Trustee
Barclay McFadden Chari-      200,000     1.2%     100,000    100,000       *
 table Remainder
 Unitrust...............
 James S. McDonald,
 Trustee
Barclay McFadden IV 1995       5,423       *        5,423        --      --
 Trust..................
 Peter B. Loring,
 Trustee
George Stillman McFadden       5,423       *        5,423        --      --
 Trust..................
 Peter B. Loring,
 Trustee
Thomas Morrison Carnegie       5,423       *        5,423        --      --
 McFadden Trust.........
 Peter B. Loring,
 Trustee
Jonathan Jacobowitz.....      27,115       *       10,000     17,115       *

---------------------
* Less than 1%
 (1) The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after March 31, 1998 through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.
 (2) Assumes no exercise of the Underwriters' over-allotment option.
 (3) In the event that the over-allotment option is exercised in full, the Funk Family 1992 Revocable Living Trust (the "Funk Family Trust") will offer to sell an additional 487,500 shares to the Underwriters. As a result of such exercise, the Funk Family Trust will thereafter beneficially own 2,178,600 (or 12.0%) of the shares outstanding after this offering.
 (4) Includes 167,375 shares issuable within the 60-day period following March 31, 1998 pursuant to the exercise of stock options. Does not include 31,938 shares held by the ESOT and allocated to Mr. Cloutier under the Employee Stock Ownership Plan ("ESOP").
 (5) Includes 2,916,100 shares held by the Funk Family Trust, of which Michael and Judith Funk are the Co-Trustees. Includes 93,116 shares issuable within the 60-day period following March 31, 1998 pursuant to the exercise of stock options. Does not include 1,335 shares held by the ESOT and allocated to Mr. Funk under the ESOP. The Funk Family Trust will offer to sell 250,000 shares in this offering (or a total of 737,500 if the over-allotment option is exercised in full).
 (6) Michael S. Funk and his wife Judith A. Funk are Co-Trustees of the Funk Family Trust and share investment and voting control of the shares held by the trust.
 (7) ESOP participants are entitled to direct Robert G. Huckins, the trustee of the ESOT (the "Trustee"), as to how to vote shares allocated to their ESOP accounts under the ESOP. In accordance with the provisions of the ESOP, the Trustee is directed to vote unallocated shares of Common Stock, and allocated shares for which no voting direction has been received, in the same proportion as participants have directed the Trustee to vote their allocated shares of Common Stock. The ESOT disclaims beneficial ownership of the allocated shares to the extent that the beneficial ownership of such shares is attributable to participants in the ESOP.
 (8) Includes 58,000 shares transferred to Marjolaine M. Townsend, wife of Mr. Townsend. Includes 61,996 shares issuable within the 60-day period following March 31, 1998 pursuant to the exercise of stock options. Does not include 22,437 shares held by the ESOT and allocated to Mr. Townsend under the ESOP.
 (9) Includes 44,000 shares issuable within the 60-day period following March 31, 1998 pursuant to the exercise of stock options. Does not include 21,803 shares held by the ESOT and allocated to Mr. Atwood under the ESOP.
(10) Consists of the 488,730 shares held by Triumph-Connecticut Limited Partnership, of which Mr. Williams is a general partner of the general partner. Mr. Williams disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein.
(11) Includes 366,487 shares issuable within the 60-day period following March 31, 1998 pursuant to the exercise of stock options.

                                 UNDERWRITING

  Subject to certain conditions contained in the Underwriting Agreement, a syndicate of underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation, Smith Barney Inc. and Wheat First Union, a division of Wheat First Securities, Inc., are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders an aggregate of 3,250,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                      NUMBER OF
               UNDERWRITERS                                            SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.................. 1,462,500
Smith Barney Inc..................................................... 1,137,500
Wheat First Securities, Inc. ........................................   650,000
                                                                      ---------
  Total.............................................................. 3,250,000
                                                                      =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. If any of the shares of Common Stock offered hereby are purchased by the Underwriters pursuant to the Underwriting Agreement, the Underwriters are obligated to purchase all such shares (other than those covered by the over-allotment option described below).

  The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (including the Underwriters) at such price, less a concession not in excess of $0.58 per share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers.

  A Selling Stockholder has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase from time to time, in whole or in part, up to 487,500 additional shares of Common Stock at the public offering price less underwriting discounts and commissions, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares pro rata in accordance with such Underwriter's initial commitment as indicated in the preceding table.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company, its officers and directors and certain other stockholders will agree not to (i) pledge, offer, sell, contract to sell, sell any options or contracts to purchase, purchase any options or contracts to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, other than the exercise of options exercisable for the purchase of Common Stock, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, provided that the Company may grant options and issue Common Stock upon the exercise of options under its option plans. In addition, during such period, the Company will also agree not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company will agree not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without Donaldson, Lufkin & Jenrette Securities Corporation's prior written consent.

  Other than in the United States, no action has been taken by the Company, the Selling Stockholders or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

  In general, the rules of the Securities and Exchange Commission (the "Commission") prohibit the Underwriters (and selling group members) from making a market in the Common Stock during the "cooling off" period immediately preceding the commencement of sales in this offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. The Underwriters and dealers may engage in passive market making transaction in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for or purchase the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids on the Nasdaq electronic inter-dealer reporting systems. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

  In connection with this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect, the price of the Common Stock. Specifically, the Underwriters may overallot this offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end these activities at any time.

  In connection with the merger of United Natural and Stow Mills in October 1997, advisory services were rendered to United Natural by Smith Barney Inc. and to Stow Mills by Salomon Brothers Inc. Smith Barney Inc. and Salomon Brothers Inc received customary financial advisory fees from United Natural and Stow Mills, respectively, for such services. Smith Barney Inc. and Salomon Brothers Inc are separately registered broker/dealers which, since late November 1997, have been under the common control of Salomon Smith Barney Holdings Inc.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered by the Company hereby will be passed upon for the Company by Hale and Dorr llp, Boston, Massachusetts, and for the Underwriters by Goodwin, Procter & Hoar llp, Boston, Massachusetts.

                                    EXPERTS

  The consolidated financial statements of United Natural Foods, Inc. as of July 31, 1996 and 1997 and for the year ended October 31, 1995, for the nine months ended July 31, 1996 and for the year ended July 31, 1997 and the related consolidated financial statement schedule have been included and incorporated by reference in this Registration Statement, respectively, in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, which reports are included and incorporated by reference herein, respectively, and given upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance with the Exchange Act files reports, proxy statements and other information with the Commission. The Company has filed a registration statement on Form S-3 (the "Registration Statement") under the Securities Act with the Commission with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement and reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Stock. Such reports, proxy statements, Registration Statement and exhibits and other information omitted from this Prospectus can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, N.Y. 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such reports, proxy statements and other information concerning the Company can be inspected at the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1997, the Company's Proxy Statement dated November 25, 1997 for the Company's 1997 Annual Meeting of Stockholders, the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 1997, including the amendments thereto on Form 10-Q/A filed with the Commission on January 6, 1998 and May 22, 1998, the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1998, including the amendment thereto on Form 10-Q/A filed with the Commission on May 22, 1998, the Company's Current Reports on Form 8-K dated November 12, 1997, February 10, 1998 and April 28, 1998 and the description of the Company's capital stock contained in its Registration Statement on Form 8-A filed on October 11, 1996 are incorporated by reference in this Prospectus. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be made a part hereof from the respective dates of filing of such documents. Any statement in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  Copies of the above documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents) may be obtained upon written or oral request without charge from the Company, 260 Lake Road, Dayville, Connecticut 06241, Attention: Robert T. Cirulnick, telephone (860) 779-2800.

                           UNITED NATURAL FOODS, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
UNITED NATURAL FOODS, INC. AND SUBSIDIARIES:
Independent Auditors' Report............................................... F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Income.......................................... F-4
Consolidated Statements of Stockholders' Equity............................ F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-8

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
United Natural Foods, Inc.:

We have audited the accompanying consolidated balance sheets of United Natural Foods, Inc. and subsidiaries as of July 31, 1996 and 1997 and the related consolidated statements of income, stockholders' equity and cash flows for the year ended October 31, 1995, for the nine months ended July 31, 1996, and for the year ended July 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Natural Foods, Inc. and subsidiaries as of July 31, 1996 and 1997 and the results of their operations and their cash flows for the year ended October 31, 1995, for the nine months ended July 31, 1996, and for the year ended July 31, 1997 in conformity with generally accepted accounting principles.

                                                          KPMG Peat Marwick LLP

Providence, Rhode Island
April 15, 1998

                  UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                     JULY 31, 1996 JULY 31, 1997 JANUARY 31, 1998
                                     ------------- ------------- ----------------
                                                                   (UNAUDITED)
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
               ASSETS
 Current assets:
   Cash and cash equivalents.......    $    749      $    952        $  3,458
   Accounts receivable, net of
    allowance of $1,411 and $2,283
    for 1996 and 1997,
    respectively...................      40,042        42,952          49,581
   Notes receivable, trade.........         360           866             908
   Inventories.....................      63,761        71,509          78,035
   Prepaid expenses................       2,133         4,110           3,568
   Deferred income taxes...........         796         1,032           1,032
                                       --------      --------        --------
       Total current assets........     107,841       121,421         136,582
                                       --------      --------        --------
 Property and equipment, net.......      33,218        32,412          32,723
                                       --------      --------        --------
 Other assets:
   Notes receivable, trade, net....       1,068           995           1,274
   Goodwill, net of accumulated
    amortization of $556 and $791
    for 1996 and 1997,
    respectively...................       8,096         7,579           8,453
   Covenants not to compete, net of
    accumulated amortization of
    $711 and $1,552 for 1996 and
    1997, respectively.............       1,117           592             512
   Other, net......................       1,003         1,562             793
                                       --------      --------        --------
       Total assets................    $152,343      $164,561        $180,337
                                       ========      ========        ========
 LIABILITIES AND STOCKHOLDERS' EQ-
                UITY
 Current liabilities:
   Notes payable...................    $ 50,251      $ 27,222        $ 38,603
   Current installments of long-
    term debt......................       5,102         3,016           1,426
   Current installments of
    obligations under capital
    leases.........................         526           681             151
   Accounts payable................      30,013        30,536          31,962
   Accrued expenses................       8,192         6,488           6,613
   Income taxes payable............         304           377             419
                                       --------      --------        --------
       Total current liabilities...      94,388        68,320          79,174
 Long-term debt, excluding current
  installments.....................      27,374        20,411          21,803
 Notes payable to Stow
  officers/stockholders............       5,483           --              --
 Deferred income taxes.............         407           678             678
 Obligations under capital leases,
  excluding current installments...       1,251         1,236           1,113
                                       --------      --------        --------
       Total liabilities...........     128,903        90,645         102,768
                                       --------      --------        --------
 Stockholders' equity:
   Preferred stock, $.01 par value:
    authorized 5,000 shares;
    none issued or outstanding ....         --            --              --
   Common stock, $.01 par value:
    authorized 25,000 shares;
    issued 13,691 and outstanding
    13,671 in 1996;
    issued 17,377 and outstanding
    17,357 in 1997;................         137           174             174
   Additional paid-in capital......       6,592        51,842          50,007
   Stock warrants..................       3,200           --              --
   Unallocated shares of Employee
    Stock Ownership Plan (ESOP)....      (3,074)       (2,910)         (2,829)
   Retained earnings...............      16,629        24,854          30,261
   Treasury stock, 20 shares at
    cost...........................         (44)          (44)            (44)
                                       --------      --------        --------
       Total stockholders' equity..      23,440        73,916          77,569
                                       --------      --------        --------
       Total liabilities and
        stockholders' equity.......    $152,343      $164,561        $180,337
                                       ========      ========        ========

                See notes to consolidated financial statements.

                  UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                          NINE
                          YEAR ENDED  MONTHS ENDED YEAR ENDED  SIX MONTHS ENDED
                          OCTOBER 31,   JULY 31,    JULY 31,      JANUARY 31,
                             1995         1996        1997      1997      1998
                          ----------- ------------ ---------- --------  --------
                                                                 (UNAUDITED)
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............   $458,849     $439,842    $634,825  $307,068  $351,359
Cost of sales...........    363,757      350,130     507,547   245,023   280,862
                           --------     --------    --------  --------  --------
 Gross profit...........     95,092       89,712     127,278    62,045    70,497
                           --------     --------    --------  --------  --------
Operating expenses......     81,355       75,059     103,885    52,148    55,577
Merger expenses.........        --           --          --        --      4,064
Amortization of
 intangibles............      2,426          793       1,060       530       505
                           --------     --------    --------  --------  --------
 Total operating
  expenses..............     83,781       75,852     104,945    52,678    60,146
                           --------     --------    --------  --------  --------
 Operating income.......     11,311       13,860      22,333     9,367    10,351
                           --------     --------    --------  --------  --------
Other expense (income):
 Interest expense.......      5,462        5,524       5,481     3,268     2,273
 Interest expense on
  notes payable to Stow
  officers/stockholders..       507          363         495       240         -
 Other, net.............       (428)        (360)       (679)     (301)     (349)
                           --------     --------    --------  --------  --------
 Total other expense....      5,541        5,527       5,297     3,207     1,924
                           --------     --------    --------  --------  --------
 Income before income
  taxes and
  extraordinary item....      5,770        8,333      17,036     6,160     8,427
Income taxes............      2,953        2,883       6,636     2,571     4,855
                           --------     --------    --------  --------  --------
 Income before
  extraordinary item....      2,817        5,450      10,400     3,589     3,572
Extraordinary item--loss
 on early extinguishment
 of debt, net of income
 tax benefit of $662             --           --         933       933        --
                           --------     --------    --------  --------  --------
 Net income.............   $  2,817     $  5,450    $  9,467  $  2,656  $  3,572
                           ========     ========    ========  ========  ========
Pro forma additional
 income tax expense
 (Unaudited)............         75          499         401         6       320
                           --------     --------    --------  --------  --------
Pro forma income before
 extraordinary item
 (Unaudited)............   $  2,742     $  4,951    $  9,999  $  3,583  $  3,252
                           ========     ========    ========  ========  ========
Per share data (Basic):
Income before
 extraordinary item.....   $   0.21     $   0.40    $   0.64  $   0.23  $   0.21
Extraordinary item, net
 of income tax benefit..        --           --         0.06      0.06       --
                           --------     --------    --------  --------  --------
 Net income.............   $   0.21     $   0.40    $   0.58  $   0.17  $   0.21
                           ========     ========    ========  ========  ========
Pro forma income before
 extraordinary item
 (Unaudited)............   $   0.20     $   0.36    $   0.61  $   0.23  $   0.19
                           ========     ========    ========  ========  ========
Weighted average basic
 shares of common
 stock..................     13,691       13,687      16,367    15,394    17,357
                           ========     ========    ========  ========  ========
Per share data
 (Diluted):
Income before
 extraordinary item.....   $   0.19     $   0.37    $   0.63  $   0.22  $   0.20
Extraordinary item, net
 of income tax benefit..        --           --         0.06      0.06       --
                           --------     --------    --------  --------  --------
 Net income.............   $   0.19     $   0.37    $   0.57  $   0.16  $   0.20
                           ========     ========    ========  ========  ========
Pro forma income before
 extraordinary item
 (Unaudited)............   $   0.18     $   0.33    $   0.60  $   0.22  $   0.18
                           ========     ========    ========  ========  ========
Weighted average diluted
 shares of common
 stock..................     14,858       14,853      16,553    16,125    17,654
                           ========     ========    ========  ========  ========

                See notes to consolidated financial statements.

                  UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                  UNALLOCATED
                          OUTSTANDING        ADDITIONAL            SHARES OF                           TOTAL
                            NUMBER    COMMON  PAID-IN    STOCK   EMPLOYEE STOCK RETAINED  TREASURY STOCKHOLDERS'
                           OF SHARES  STOCK   CAPITAL   WARRANTS OWNERSHIP PLAN EARNINGS   STOCK      EQUITY
                          ----------- ------ ---------- -------- -------------- --------  -------- -------------
                                                             (IN THOUSANDS)
Balances at October 31,
 1994....................   13,691     $137   $ 4,285    $3,200     $(3,359)    $10,001     $--       $14,264
 Allocation of shares to
  ESOP...................      --       --        --        --          163         --       --           163
 Distributions to Stow
  officers/stockholders..      --       --        --        --          --         (127)     --          (127)
 Transfer of
  undistributed earnings
  of S Corporation to
  additional paid-in
  capital................      --       --         87       --          --          (87)     --           --
 Net income..............      --       --        --        --          --        2,817      --         2,817
                            ------     ----   -------    ------     -------     -------     ----      -------
Balances at October 31,
 1995....................   13,691      137     4,372     3,200      (3,196)     12,604      --        17,117
 Allocation of shares to
  ESOP...................      --       --        --        --          122         --       --           122
 Purchase of treasury
  stock..................      (20)     --        --        --          --          --       (44)         (44)
 Stock options ..........      --       --      1,056       --          --          --       --         1,056
 Distributions to Stow
  officers/stockholders..      --       --        --        --          --         (261)     --          (261)
 Transfer of
  undistributed earnings
  of S Corporation to
  additional paid-in
  capital................      --       --      1,164       --          --       (1,164)     --           --
 Net income..............      --       --        --        --          --        5,450      --         5,450
                            ------     ----   -------    ------     -------     -------     ----      -------
Balances at July 31,
 1996....................   13,671      137     6,592     3,200      (3,074)     16,629      (44)      23,440
 Issuance of common
  stock..................    2,900       29    35,481       --          --          --       --        35,510
 Exercise of stock
  warrants...............      786        8     3,192    (3,200)        --          --       --           --
 Allocation of shares to
  ESOP...................      --       --        --        --          164         --       --           164
 Distributions to Stow
  officers/stockholders..      --       --        --        --          --         (611)     --          (611)
 Capital contribution....                       6,043                   --          --       --         6,043
 Effect of change in year
  end....................      --       --        --        --          --          (97)     --           (97)
 Transfer of
  undistributed earnings
  of S Corporation to
  additional paid-in
  capital................      --       --        534       --          --         (534)     --           --
 Net income..............      --       --        --        --          --        9,467      --         9,467
                            ------     ----   -------    ------     -------     -------     ----      -------
Balances at July 31,
 1997....................   17,357      174    51,842       --       (2,910)     24,854      (44)      73,916
 Allocation of shares to
  ESOP (Unaudited).......      --       --        --        --           81         --       --            81
 Transfer of
  undistributed loss of
  S Corporation to
  additional paid-in
  capital (Unaudited)....      --       --     (1,835)      --          --        1,835      --           --
 Net income (Unaudited)..      --       --        --        --          --        3,572      --         3,572
                            ------     ----   -------    ------     -------     -------     ----      -------
Balances at January 31,
 1998 (Unaudited)........   17,357     $174   $50,007    $  --      $(2,829)    $30,261     $(44)     $77,569
                            ======     ====   =======    ======     =======     =======     ====      =======

                See notes to consolidated financial statements.

                  UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               NINE                    SIX MONTHS ENDED
                             YEAR ENDED    MONTHS ENDED   YEAR ENDED      JANUARY 31,
                          OCTOBER 31, 1995 JULY 31, 1996 JULY 31, 1997   1997     1998
                          ---------------- ------------- ------------- --------  --------
                                                                         (UNAUDITED)
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
Net income..............      $ 2,817         $5,450        $ 9,467    $  2,656  $ 3,572
 Adjustments to
  reconcile net income
  to net cash provided
  by (used in) operating
  activities:
 Extraordinary loss on
  early extinguishment
  of debt, net of tax
  benefit...............          --             --             933         933      --
 Depreciation,
  amortization and
  write-off of
  intangible assets.....        5,640          4,052          5,609       2,996    2,957
 Loss (gain) on
  disposals of property
  and equipment.........          (32)            34              9           6       (1)
 Accretion of original
  issue discount........          530            459            153         153      --
 Compensation expense
  related to stock
  options...............          --           1,056            --          --       --
 Deferred income taxes..          330           (270)            (5)       (101)     --
 Provision for doubtful
  accounts..............          763            647          2,112       1,529      704
 Changes in assets and
  liabilities, net of
  acquired companies:
 Accounts receivable....       (7,383)        (4,073)        (3,782)     (6,904)  (7,954)
 Inventory..............      (12,029)        (8,181)        (7,748)     (4,858)  (6,015)
 Prepaid expenses.......         (240)          (761)        (1,977)         33      542
 Refundable income
  taxes.................          --             --             --         (306)     --
 Other assets...........        1,990            362         (1,299)       (207)      97
 Notes receivable,
  trade.................         (265)          (204)          (434)         38     (321)
 Accounts payable.......        6,493         (1,694)           523       5,491    1,075
 Accrued expenses.......          614          2,418         (1,704)     (1,883)     379
 Income taxes payable...         (247)           195             73         358     (552)
                              -------         ------        -------    --------  -------
 Net cash provided (used
  in) by operating
  activities............       (1,019)          (510)         1,930         (66)  (5,517)
                              -------         ------        -------    --------  -------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
Payments for purchases
 of subsidiaries, net of
 cash acquired..........       (8,673)          (900)           --          --    (2,698)
Proceeds from disposals
 of property and
 equipment..............          161             53            111          72      259
Capital expenditures....      (10,348)        (7,791)        (3,875)     (2,461)  (2,022)
                              -------         ------        -------    --------  -------
Net cash used in
 investing activities...      (18,860)        (8,638)        (3,764)     (2,389)  (4,461)
                              -------         ------        -------    --------  -------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
Net (repayments)
 borrowings under note
 payable................       15,305          9,429        (23,029)    (17,033)  11,381
Repayments of long-term
 debt...................       (2,861)        (5,954)       (22,276)    (16,162)  (6,798)
Proceeds from long-term
 debt...................        9,604          6,490         12,529         805    8,584
Principal payments of
 capital lease
 obligations............         (252)          (388)          (646)       (251)    (683)
Payment of financing
 costs..................         (321)           --             --          --       --
Proceeds from issuance
 of common stock, net...          --             --          35,510      35,510      --
Purchase of treasury
 stock..................          --             (44)           --          --       --
Net borrowings on notes
 payable to Stow
 officers/stockholders..       (1,574)            25            560         561      --
Cash distributions paid
 to Stow
 officers/stockholders..         (127)          (277)          (611)       (445)     --
                              -------         ------        -------    --------  -------
Net cash provided by
 financing activities...       19,774          9,281          2,037       2,985   12,484
                              -------         ------        -------    --------  -------
NET CHANGE IN CASH AND
 CASH EQUIVALENTS.......         (105)           133            203         530    2,506
Cash and cash
 equivalents at
 beginning of period....          721            616            749       1,282      952
                              -------         ------        -------    --------  -------
Cash and cash
 equivalents at end of
 period.................      $   616         $  749        $   952    $  1,812  $ 3,458
                              =======         ======        =======    ========  =======

Supplemental disclosures of cash flow
 information:
 Cash paid during the period for:
 Interest.................................  $4,834 $ 4,073 $5,895 $3,406 $ 2,298
                                            ====== ======= ====== ====== =======
 Income taxes.............................  $2,919 $ 2,544 $5,534 $2,503 $ 4,612
                                            ====== ======= ====== ====== =======

Supplemental schedule of non-cash investing and financing activities:

In 1995, the Company purchased substantially all of the assets of one retail store and one wholesale distributor, and the capital stock of another wholesale distributor for $6,725. In conjunction with these acquisitions, liabilities were assumed as follows:

Fair value of assets acquired:        $21,315
Cash paid:                              6,725
                                      -------
Liabilities assumed and debt issued:  $14,590
                                      =======

In 1996 and 1997, the Company incurred capital lease obligations of approximately $582 and $786, respectively.






                See notes to consolidated financial statements.

                  UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            JULY 31, 1996 AND 1997

   (INFORMATION AS OF JANUARY 31, 1998 AND FOR THE SIX MONTHS THEN ENDED IS
                                  UNAUDITED)

(1)  SIGNIFICANT ACCOUNTING POLICIES

 (A) NATURE OF BUSINESS

  United Natural Foods, Inc. and Subsidiaries (the Company) is a distributor and retailer of natural products. The Company sells its products throughout the United States. For purposes of segment reporting, the Company considers its operations to be within a single industry.

 (B) BASIS OF CONSOLIDATION

  The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

 (C) CASH EQUIVALENTS

  Cash equivalents at January 31, 1998 consist of highly liquid investment instruments with original maturities of three months or less.

 (D) INVENTORIES

  Inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out (FIFO) method.

 (E) PROPERTY AND EQUIPMENT

  Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments at the inception of the lease. Depreciation and amortization are principally provided under the straight-line method over the estimated useful lives.

 (F) INCOME TAXES

  The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (G) INTANGIBLE ASSETS

  Intangible assets consist principally of goodwill and covenants not to compete. Goodwill represents the excess purchase price over fair value of net assets acquired in connection with purchase business combinations and is being amortized on the straight-line method not exceeding forty years. Covenants not to compete are stated at cost and are amortized using the straight-line method over the lives of the respective agreements, generally five years.

  The Company evaluates impairment of intangible assets annually, or more frequently if events or changes in circumstances indicate that carrying amounts may no longer be recoverable. Impairment losses are determined

                  UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

based upon the excess of carrying amounts over expected future cash flows (undiscounted) of the underlying business. The assessment of the recoverability of intangible assets will be impacted if estimated future cash flows are not achieved.

  In fiscal 1995, the Company wrote off approximately $1.6 million in intangible assets, primarily goodwill, upon evaluating impairment of the underlying business of certain of its retail operations. The impairment was indicated by projected cash flow losses caused by increased competition at one location and a change in demographics for the other affected location. This amount is included in "Amortization of Intangibles" in the 1995 Consolidated Statement of Income.

 (H) REVENUE RECOGNITION AND TRADE RECEIVABLES

  The Company records revenue upon shipment of products. Revenues are recorded net of applicable sales discounts. The Company's sales are with customers located throughout the United States. The Company had one customer in 1997, Whole Foods Market, Inc. that provided 10% or more of the Company's revenue, and no such customers in 1996 or 1995. Total sales to this customer were approximately $89 million in 1997.

 (I) FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amounts of the Company's financial instruments including cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these instruments. The carrying value of notes receivable, long-term debt and capital lease obligations approximate fair value based on the instruments' interest rate, terms, maturity date, and collateral, if any, in comparison to the Company's incremental borrowing rate for similar financial instruments.

 (J) CHANGE IN FISCAL YEAR

  Effective November 1, 1995, the Company elected to change its fiscal year end from October 31 to July 31. The consolidated statements of income and cash flows for the nine months ended July 31, 1996 are not necessarily indicative of results that would be expected for a full year.

  On October 31, 1997, a subsidiary of the Company completed its merger with Stow Mills, Inc. and Subsidiary and Hendrickson Partners ("Stow"), wherein Stow became a wholly-owned subsidiary of the Company. Prior to this merger, Stow's fiscal year ended December 31. In recording this merger, Stow's combined financial statements for the fiscal year ended December 31, 1996 have been restated to the nine months ended September 27, 1996. As permitted by the rules and regulations of the Securities and Exchange Commission, Stow's nine months ended September 27, 1996 and fiscal year ended December 31, 1995 have been combined with the Company's nine months ended July 31, 1996 and fiscal year ended October 31, 1995, respectively.

  As a result, Stow's two-month period ended September 27, 1996, has been included in the consolidated financial statements in both the year ended July 31, 1997 and the nine months ended July 31, 1996. Stow's unaudited results of operations for this two-month period included net sales, operating income and net income of approximately $31.0 million, $0.5 million and $0.1 million, respectively. Stow did not pay any dividends during this two-month period. The consolidated statements of stockholders' equity include an adjustment in 1997 to reduce the Company's retained earnings for the net income of Stow for this two-month period.

 (K) ACCOUNTING CHANGES

  Effective November 1, 1995, the Company changed its method of accounting for certain inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. Due to a number of recent

                  UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

acquisitions, the Company's subsidiaries were accounting for inventories on varying methods (LIFO, FIFO) and using different calculation methodologies for LIFO. In order to conform all the Company's inventories to the same valuation method and to enhance the comparability of the Company's financial results with other publicly traded entities, the conforming change to FIFO was made, which was deemed preferable for these reasons. This change has been applied retroactively and financial statements of prior periods have been restated.

 (L) USE OF ESTIMATES

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

 (M) NOTES RECEIVABLE, TRADE

  The Company issues notes receivable, trade to certain customers under two basic circumstances, inventory purchases for initial store openings and overdue accounts receivable. Initial store opening notes are generally receivable over a period not to exceed twelve months. The overdue accounts receivable notes may extend for periods greater than one year. All notes are issued at a market interest rate and contain certain guarantees and collateral assignments in favor of the Company.

 (N) EMPLOYEE BENEFIT PLANS

  The Company sponsors various defined contribution plans that cover substantially all employees. Pursuant to certain stock incentive plans, the Company has granted stock options to key employees and to non-employee directors. The Company accounts for stock option grants using the intrinsic value based method.

 (O) EARNINGS PER SHARE

  During fiscal 1998, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share". Under the provisions of SFAS No. 128, basic earnings per share replaces primary earnings per share and the dilutive effect of stock options are excluded from the calculation. Fully diluted earnings per share are replaced by diluted earnings per share, and included the dilutive effect of stock options using the treasury stock method. All earnings per share information included in these financial statements has been restated to conform to the requirements of SFAS No. 128. For purposes of the diluted earnings per share calculation, outstanding stock options and stock warrants are considered common stock equivalents, using the treasury stock method. The number of shares used in all calculations has been adjusted to reflect a fifty-five-for-one stock split effective August 30, 1996.

  A reconciliation of the weighted average number of shares outstanding used in the computation of the basic and diluted earnings per share for the year ended October 31, 1995, nine months ended July 31, 1996, the year ended July 31, 1997 and the six months ended January 31, 1998 is as follows:

                                      NINE MONTHS            SIX MONTHS  SIX MONTHS
                          YEAR ENDED     ENDED    YEAR ENDED    ENDED       ENDED
                          OCTOBER 31,  JULY 31,    JULY 31,  JANUARY 31, JANUARY 31,
                             1995        1996        1997       1997        1998
                          ----------- ----------- ---------- ----------- -----------
                              (in thousands)
Weighted average basic
 shares of common stock     13,691      13,687      16,367     15,394      17,357
Effect of dilutive stock
 options                     1,167       1,166         186        731         297
                            ------      ------      ------     ------      ------
Weighted average diluted
 shares of common stock     14,858      14,853      16,553     16,125      17,654
                            ======      ======      ======     ======      ======

                  UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  In November 1996, the Company completed a public offering of its common stock. Proceeds from the sale of 2.9 million shares were used to repay outstanding bank indebtedness. Assuming the aforementioned sale of common stock and repayment of debt occurred effective August 1, 1996, unaudited supplementary income before extraordinary item per basic common and diluted common share for the year ended July 31, 1997 would have been $0.62 based upon
17.4 million and 17.5 million weighted average basic common and diluted common shares, respectively.

 (P) PRO FORMA ADDITIONAL INCOME TAX EXPENSE (UNAUDITED)

  Stow was organized as an S corporation for Federal income tax purposes prior to the merger. Pro forma income tax expense reflects Federal income tax applied to taxable income at a rate of 35% for Stow for all periods prior to the effective date of the merger.

(2) ACQUISITIONS

 SUBSEQUENT EVENTS

  During February 1998, the Company acquired substantially all the assets of Hershey Import Co., Inc. ("Hershey"), a business specializing in the international trading, roasting and packaging of nuts, seeds, dried fruit and snack items, for approximately $7.5 million. Hershey had sales of $20.8 million for its most recent fiscal year ending June 30, 1997.

  On October 31, 1997, a subsidiary of the Company completed its merger with Stow wherein Stow became a wholly-owned subsidiary of the Company. The merger with Stow was accounted for as a pooling of interests and, accordingly, all financial information included is reported as though the companies had been combined for all periods presented. The Company issued 4,978,280 shares, which represented 29% of the Company's Common Stock after the merger in exchange for all of the outstanding common stock of Stow. Net sales for the year ended October 31, 1995, nine months ended July 31, 1996, year ended July 31, 1997, and quarter ended October 31, 1997 for the Company excluding Stow were approximately $283.3 million, $286.4 million, $421.7 million and $116.5 million (unaudited), respectively. Net income for the year ended October 31, 1995, nine months ended July 31, 1996, year ended July 31, 1997, and quarter ended October 31, 1997 for the Company excluding Stow was approximately $2.6 million, $4.0 million, $8.3 million and $1.2 million (unaudited), respectively. Net sales for the year ended October 31, 1995, nine months ended July 31, 1996, year ended July 31, 1997, and quarter ended October 31, 1997 for Stow were approximately $175.5 million, $153.4 million, $213.1 million and $56.9 million (unaudited), respectively. Net income (loss) for the year ended October 31, 1995, nine months ended July 31, 1996, year ended July 31, 1997, and quarter ended October 31, 1997 for Stow was approximately $.2 million, $1.4 million, $1.1 million and ($1.8) million (unaudited), respectively.

 FISCAL 1996

  In February 1996, Cornucopia Natural Foods, Inc. (CNF) (predecessor company) and Mountain People's Warehouse, Inc. (MPW) merged in a business combination accounted for as a pooling of interests and CNF changed its name to United Natural Foods, Inc. CNF issued 3,213,100 shares, which represented approximately 37% of the common stock of CNF after the merger, in exchange for all of the outstanding common stock of MPW. The financial statements for all periods presented reflect the merger. Net sales for fiscal 1995 and the quarter ended January 31, 1996 for CNF were $145.6 million and $48.7 million (unaudited), respectively. Net income for fiscal 1995 and the quarter ended January 31, 1996 for CNF was $0.9 million and $1.0 million (unaudited), respectively. Net sales for fiscal 1995 and the quarter ended January 31, 1996 for MPW were $137.7 million and $43.6 million (unaudited), respectively. Net income for fiscal 1995 and the quarter ended January 31, 1996 for MPW $1.7 million and $0.1 million (unaudited), respectively.

                  UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


 FISCAL 1995

  During fiscal 1995, the Company acquired substantially all of the assets of one natural products retailer, SunSplash Market, Inc. (in April 1995), one wholesale distributor, Prem Mark, Inc. (the predecessor business to Rainbow Natural Foods, Inc.) (in July 1995) and the capital stock of another wholesale distributor, Nutrasource, Inc. (in May 1995), in business combinations accounted for as purchases. The results of operations of these acquisitions have been included in the accompanying financial statements since the dates of the acquisitions. The total cash paid and debt issued for these acquisitions was approximately $12.5 million, which exceeded the fair value of the net assets acquired by approximately $6.3 million. This excess of purchase price over the net assets acquired has been recorded as goodwill, and is being amortized over thirty years.

  In connection with these acquisitions, the Company executed covenants not to compete and consulting agreements totaling approximately $0.5 million to be amortized using the straight-line method over the lives of the respective agreements, generally five years.

(3) STOCK OPTION PLAN

  The Company implemented Statement of Financial Accounting Standards No. 123, "Accounting for Stock- Based Compensation," during fiscal 1997. While SFAS No. 123 established financial accounting and reporting standards for stock-based employee compensation plans using a fair value method of accounting, it allows companies to continue to measure compensation using the intrinsic value method of accounting as prescribed in APB Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees." The Company will continue to use its present APB No. 25 accounting treatment for stock-based compensation. If the fair value method of accounting had been used, net income would have been $3.8 million and $9.3 million for 1996 and 1997, respectively, basic earnings per share would have been $0.28 and $0.57 for 1996 and 1997, respectively, and diluted earnings per share would have been $0.26 and $0.56 for 1996 and 1997, respectively. The weighted average grant date fair value of options granted during 1996 and 1997 was $6.47 and $5.84 per option, respectively. The fair value of each option grant was estimated using the Black-Sholes Option Pricing Model with the following weighted average assumptions for 1997 and 1996: a dividend yield of 0.0%, an expected volatility of 46.5%, a risk free interest rate of 6.07% and an expected life of 8 years. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

  On July 29, 1996, the Board of Directors adopted, and on July 31, 1996 the stockholders approved, the 1996 Stock Option Plan which provides for grants of stock options to employees, officers, directors and others. These options are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code or options not intended to qualify as incentive stock options ("non-statutory stock options"). A total of 1,375,000 shares of common stock may be issued upon the exercise of options granted under the 1996 Stock Option Plan.

  In 1996, as consideration for their services on the Company's Board of Directors, four employee-directors were awarded non-statutory stock options to purchase an aggregate of 324,500 shares of common stock under the Company's 1996 Stock Option Plan at an exercise price of $6.38 per share, which vested immediately. In addition, one non-employee director was awarded a non-statutory stock option to purchase 16,500 shares of common stock under the 1996 Stock Option Plan at an exercise price of $9.64 per share which vests after three years. Incentive stock options to purchase an aggregate of 297,000 shares of common stock were also granted to several employees at not less than the fair value at the date of grant, with vesting at various rates generally over the next five years. Compensation expense of approximately $1.1 million was charged to operations in fiscal 1996 related to the employee-director stock options.

                  UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  The following table summarizes the stock option activity for the six months ended January 31, 1998, fiscal 1997 and fiscal 1996.

                                                                WEIGHTED AVERAGE
                                                       SHARES    EXERCISE PRICE
                                                       -------  ----------------
   1996
   Outstanding at beginning of year...................     --           --
   Granted............................................ 638,000       $ 8.11
   Exercised..........................................     --           --
   Canceled...........................................     --           --
                                                       -------       ------
   Outstanding at end of year......................... 638,000       $ 8.11
                                                       =======       ======
   Options exercisable at year end.................... 353,739       $ 6.61
                                                       =======       ======
   1997
   Outstanding at beginning of year................... 638,000       $ 8.11
   Granted............................................  16,500       $ 9.64
   Exercised..........................................     --           --
   Canceled...........................................     --           --
                                                       -------       ------
   Outstanding at end of year......................... 654,500       $ 8.14
                                                       =======       ======
   Options exercisable at year end.................... 382,978       $ 6.80
                                                       =======       ======
   1998 (UNAUDITED)
   Outstanding at beginning of period................. 654,500       $ 8.14
   Granted............................................ 292,346       $20.54
   Exercised..........................................     --           --
   Canceled........................................... (30,000)      $20.25
                                                       -------       ------
   Outstanding at end of period....................... 916,846       $11.70
                                                       =======       ======
   Options exercisable at period end.................. 393,987       $ 7.17
                                                       =======       ======

  The options to purchase 916,846 shares of common stock outstanding at January 31, 1998 had exercise prices and remaining contractual lives as follows:

                                                                   REMAINING
          EXERCISE PRICE                                SHARES  CONTRACTUAL LIFE
          $6.38.......................................  324,500      9 Years
          $9.64.......................................  247,500      9 Years
          $10.60......................................   82,500      4 Years
          (Unaudited) $20.25..........................  220,807     10 Years
          (Unaudited) $22.28..........................   41,539      5 Years

(4) NOTES PAYABLE

  The Company entered into a line of credit and term loan agreement (see note
5) with a bank effective February 20, 1996. The agreement has had three subsequent amendments effective March 1997, July 1997 and October 1997. In October 1997, the Company amended the agreement with its bank to increase the amount of the facility from $50 million to $100 million, to increase the limit on inventory advances to $50 million and the advance rate to 60%, to establish a term loan of $6.6 million and to increase the aggregate amount of real estate

                  UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

acquisition loans and real estate term loans to $20 million. The agreement also provides for the bank to syndicate the credit facility to other banks and lending institutions. The credit facility was used to repay existing indebtedness of Stow owing to the Company's bank at the date of the merger and is used for general operating capital needs. Interest under the facility, except the portion related to the mortgage commitments, accrues at the Company's option at the New York Prime Rate (8.25% and 8.50% at July 31, 1996 and 1997, respectively) or 1.00% above the bank's London Interbank Offered Rate (LIBOR), and the Company has the option to fix the rate for all or a portion of the debt for a period up to 180 days. Interest on the mortgage facility will accrue at 1.25% above the bank's LIBOR rate, although the Company has the option to fix the rate for a period of five years at a rate of 1.25% above the five-year U.S Treasury Note rate. At July 31, 1996 and 1997, the weighted average interest rate on the line of credit was 7.84% and 6.98%, respectively. The Company has pledged all of its assets as collateral for its obligations under the credit agreement. As of July 31, 1997, the Company's outstanding borrowings under the credit agreement totaled $6.3 million. The credit agreement expires on July 31, 2002 and contains certain restrictive covenants. The Company was in compliance with its restrictive covenants at July 31, 1997.

  In connection with the amendment to the Company's credit agreement with its bank as noted above, an Agency and Interlender Agreement was entered into by the Company, its bank and two additional participating banks effective December 1, 1997. This agreement states, among other things, that the Company's primary bank will participate in this credit facility with the other banks.

  At July 31, 1996, Stow had a revolving line of credit with a bank to borrow up to $25 million due June 30, 1999. The line was increased, per the terms of the agreement, to $28 million at July 1, 1997. Borrowings under the line were limited to qualified accounts receivable and inventory, as defined. The maximum borrowing base available at July 31, 1997 was approximately $24 million which was limited by the letters of credit of approximately $0.7 million. The Company had approximately $2.4 million available under the line on July 31, 1997. This line of credit bore interest at the bank's prime rate (8.50% at July 31, 1997), or the London Interbank Offered Rate (5.6875% at July 31, 1997) plus 150 to 200 basis points or some combination thereof, as defined, and was secured by substantially all of the assets of Stow. At July 31, 1996 and 1997, the weighted average interest rate on the line of credit was 7.93% and 7.98%, respectively. Under the terms of the line of credit, the Company was required to, among other things, maintain certain financial covenants, as defined. In addition, the agreement contained certain restrictions on the sale or disposition of Company assets. At July 31, 1996 and 1997, the Company was either in compliance with such covenants or such events of noncompliance were waived by the bank. This line of credit was repaid in full and canceled as of October 31, 1997.

  Notes payable to Stow officers/stockholders totaling $5.5 million at July 31, 1996 were due on demand and carried interest at 8.25%. The noteholders waived rights to collect these notes through December 31, 1997, and accordingly, that portion of the notes has been classified as long-term in the accompanying combined balance sheets. These long-term notes were subordinated to all bank debt. The total outstanding balance of the notes was contributed to capital as of June 30, 1997.

(5) LONG-TERM DEBT

  Long-term debt consisted of the following: (dollars in thousands)

                                                              JULY 31, JULY 31,
                                                                1996     1997
                                                              -------- --------
   Note payable to limited partnership, secured, with inter-
    est ranging from 8% to 12% per annum payable quarterly,
    repaid in November 1996.................................   $4,744      --
   Term loan for employee stock ownership plan, secured by
    stock of the Company, due $14 monthly plus interest at
    10%, balance due May 1, 2015............................    3,074   $2,910

                  UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                                              JULY 31, JULY 31,
                                                                1996     1997
                                                              -------- --------
   Real estate term loan payable to bank, secured by land
    and building, refinanced in July 1997...................    5,775       25
   Term loan payable to former owners of acquired business,
    secured by substantially all assets of subsidiary, re-
    paid in November 1996...................................    2,785      --
   Term loan payable to bank, secured by substantially all
    assets of the Company, with monthly principal payments
    of $50 through July 2002 and the remaining principal due
    on July 31, 2002, interest at bank's prime plus 0.25% or
    at 2.25% above the LIBOR rate...........................    4,702   12,000
   Installment notes secured by equipment, payable in
    monthly installments through 2002 at interest rates
    ranging from 7.43% to 11.82%............................    1,958    2,320
   Other notes payable to former owners of acquired busi-
    nesses and former stockholders of subsidiaries, maturing
    at various dates through February 2002 at interest rates
    ranging from 6% to 10%..................................    3,165      528
   Notes payable to bank, secured by automobiles, including
    interest ranging from 6.25% to 7.25%, primarily due over
    three years.............................................       54       34
   Note payable to bank, secured by mortgage, payable in
    monthly installments through 2001 of $6, carrying inter-
    est at bank's prime plus 0.5%...........................      301      263
   Note payable to bank, secured by mortgage, payable in
    monthly installments of $39, carrying interest at bank's
    prime plus 0.75%, due October 2017......................    4,397    4,336
   Note payable to agency, secured by land and building,
    payable in monthly installments of $3, carrying interest
    at 8.25%, due October 2001..............................      120      102
   Note payable to agency, secured by land and building,
    payable in monthly installments of $1, carrying interest
    at 12%, due March 2001..................................       27       23
   Note payable to agency, secured by land and building,
    payable in monthly installments of $2, carrying interest
    at 10.57%, due September 2007...........................      146      141
   Term note payable to bank, secured by substantially all
    assets of Stow, payable in monthly installments of $44,
    carrying interest at bank's prime plus 0.5%, due Decem-
    ber 1998................................................    1,228      745
                                                              -------  -------
                                                               32,476   23,427
   Less: current installments...............................    5,102    3,016
                                                              -------  -------
   Long-term debt, excluding current installments...........  $27,374  $20,411
                                                              =======  =======

  The Company entered into a Note and Warrant Purchase Agreement (the Agreement) with a limited partnership (the Purchaser) on November 17, 1993. Under the Agreement, the Company issued to the Purchaser a Senior Note in the principal amount of $6.5 million and a Common Stock Purchase Warrant for 1,166,660 shares of the common stock of the Company. The Senior Note was repaid in full in November 1996 upon receipt of the proceeds from the initial public offering. The loss on the early retirement of debt has been reflected as an extraordinary item of $933, net of the income tax benefit of $662. This loss represents the charge off of the remaining original issue discount at the date of repayment. The Purchaser exercised stock warrants to purchase 785,730 shares of common stock during fiscal 1997 at a price of $.01 per share, with the remaining stock warrants repurchased by the Company. Interest on the Senior Note ranged from 8% to 12% per annum.

  Certain debt agreements contain restrictive covenants. At July 31, 1997, the Company was either in compliance with such covenants or such events of noncompliance were waived by the counterparty.

                  UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  Aggregate maturities of long-term debt for the next five years and thereafter are as follows at July 31, 1997:

                                   (DOLLARS IN THOUSANDS)
            1998..................        $ 3,016
            1999..................          1,814
            2000..................          1,403
            2001..................          1,209
            2002..................          9,930
            Thereafter............          6,055
                                          -------
                                          $23,427
                                          =======

(6) PROPERTY AND EQUIPMENT

  Property and equipment consisted of the following at July 31, 1996 and 1997:

                                           ESTIMATED
                                            USEFUL
                                         LIVES (YEARS)    1996        1997
                                         ------------- ----------- -----------
                                                       (DOLLARS IN THOUSANDS)
   Land.................................               $     1,070 $     1,070
   Building.............................     20-40          18,441      18,642
   Leasehold improvements...............      5-30           4,776       5,894
   Warehouse equipment..................      5-20          10,363      10,625
   Office equipment.....................      3-10           6,945       7,439
   Motor vehicles.......................       3-5           4,691       5,217
   Equipment under capital leases.......         5           2,344       3,299
   Construction in progress.............                       337         196
                                                       ----------- -----------
                                                            48,967      52,382
   Less accumulated depreciation and
    amortization........................                    15,749      19,970
                                                       ----------- -----------
     Net property and equipment.........               $    33,218 $    32,412
                                                       =========== ===========

(7) CAPITAL LEASES

  The Company leases computer, office and warehouse equipment under capital leases expiring in various years through 2002. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are depreciated over the lower of their related lease terms or their estimated productive lives.

  Minimum future lease payments under capital leases as of July 31, 1997 for each of the next five fiscal years and in the aggregate are:

   YEAR ENDED JULY 31             AMOUNT
                              (IN THOUSANDS)
   1998......................     $  813
   1999......................        616
   2000......................        498
   2001......................        146
   2002 and thereafter.......        120
                                  ------
     Total minimum lease
      payments...............      2,193
   Less: Amount representing
    interest.................        276
                                  ------
     Present value of net
      minimum lease
      payments...............      1,917
   Less: current
    installments.............        681
                                  ------
     Capital lease
      obligations, excluding
      current installments...     $1,236
                                  ======

                  UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(8) COMMITMENTS AND CONTINGENCIES

  The Company leases various facilities under operating lease agreements with varying terms. Most of the leases contain renewal options and purchase options at several specific dates throughout the terms of the leases.

  The Company also leases equipment under master lease agreements. Payment under these agreements will continue for a period of four years. The equipment lease agreements contain covenants concerning the maintenance of certain financial ratios. The Company was in compliance with its covenants at July 31, 1997.

  Future minimum annual fixed payments required under non-cancelable operating leases having an original term of more than one year as of July 31, 1997 are as follows:

                                           (IN THOUSANDS)
            1998..........................    $ 4,228
            1999..........................      3,676
            2000..........................      3,036
            2001..........................      1,988
            2002..........................      1,821
                                              -------
                                              $14,749
                                              =======

  Rent and other lease expense for the year ended October 31, 1995, the nine months ended July 31, 1996 and the year ended July 31, 1997 totaled approximately $5.8 million, $5.2 million and $7.1 million, respectively.

  Outstanding commitments as of July 31, 1997 for the purchase of inventory were approximately $9.5 million. The Company had outstanding letters of credit of approximately $1.1 million at July 31, 1997.

  The Company may from time to time be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

(9) SALARY REDUCTION/PROFIT SHARING PLANS

  The Company has several salary reduction/profit sharing plans, generally called "401(k) Plans" (the Plans), covering various employee groups. Under these types of Plans the employees may choose to reduce their compensation and have these amounts contributed to the Plans on their behalf. In order to become a participant in the Plans, employees must meet certain eligibility requirements as described in the respective Plan's document. In addition to amounts contributed to the Plans by employees, the Company makes contributions to the Plans on behalf of the employees. The Company contributions to the Plans were approximately $0.4 million, $0.4 million and $0.6 million for the year ended October 31, 1995, for the nine months ended July 31, 1996 and for the year ended July 31, 1997, respectively.

                  UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(10) INCOME TAXES

  Total Federal and state income tax expense consists of the following:

                                                       CURRENT  DEFERRED TOTAL
                                                       -------  -------- ------
                                                           (IN THOUSANDS)
   Fiscal year ended October 31, 1995:
     U.S. Federal..................................... $2,079    $ 302   $2,381
     State and local..................................    544       28      572
                                                       ------    -----   ------
                                                       $2,623    $ 330   $2,953
                                                       ======    =====   ======
   Nine months ended July 31, 1996:
     U.S. Federal..................................... $2,428    $(255)  $2,173
     State and local..................................    725      (15)     710
                                                       ------    -----   ------
                                                       $3,153    $(270)  $2,883
                                                       ======    =====   ======
   Fiscal year ended July 31, 1997:
     From continuing operations
       U.S. Federal................................... $4,839    $  19   $4,858
       State and local................................  1,802      (24)   1,778
                                                       ------    -----   ------
                                                        6,641       (5)   6,636
                                                       ------    -----   ------
     Extraordinary item
       U.S. Federal...................................   (542)     --      (542)
       State and local................................   (120)     --      (120)
                                                       ------    -----   ------
                                                         (662)     --      (662)
                                                       ------    -----   ------
                                                       $5,979    $  (5)  $5,974
                                                       ======    =====   ======

  Total income tax expense was different than the amounts computed using the United States statutory income tax rate (approximately 34% for 1995 and 1996 and 35% for fiscal 1997) applied to income before income taxes and extraordinary item as a result of the following:

                                       YEAR ENDED  NINE MONTHS ENDED YEAR ENDED
                                       OCTOBER 31,     JULY 31,       JULY 31,
                                          1995           1996           1997
                                       ----------- ----------------- ----------
                                                    (IN THOUSANDS)
   Computed "expected" tax expense...    $1,964         $2,849         $5,405
   State and local income tax, net of
    Federal income tax benefit.......       377            467          1,078
   Effect of entities not taxed for
    Federal income tax...............       (75)          (499)          (401)
   Merger related expenses...........       --             156            --
   Non-deductible expenses...........        20             70             42
   Non-deductible amortization.......       479              5             16
   Other, net........................       188           (165)          (166)
                                         ------         ------         ------
                                         $2,953         $2,883         $5,974
                                         ======         ======         ======

                  UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets and deferred tax liabilities at July 31, 1996 and 1997 are presented below:

                                                               1996    1997
                                                              ------- -------
                                                              (IN THOUSANDS)
   Deferred tax assets:
     Inventories, principally due to additional costs inven-
      toried for tax purposes................................ $  421  $   460
     Rents deducted for book purposes in excess of tax.......     28       22
     Financing costs.........................................     25       25
     Intangible assets.......................................    221      301
     Deferred compensation...................................    401      411
     Accrued vacation........................................     59       77
     Accounts receivable, principally due to allowances for
      uncollectible accounts.................................    281      202
     Other...................................................    165      --
                                                              ------  -------
       Total gross deferred tax assets.......................  1,601    1,498
   Less valuation allowance..................................    --       --
                                                              ------  -------
       Net deferred tax assets...............................  1,601    1,498
                                                              ------  -------
   Deferred tax liabilities:
     Plant and equipment, principally due to differences in
      depreciation...........................................    537      571
     Reserve for LIFO inventory method.......................    675      523
     Other...................................................    --        50
                                                              ------  -------
       Total deferred tax liabilities........................  1,212    1,144
                                                              ------  -------
   Net deferred tax assets................................... $  389  $   354
                                                              ======  =======
   Current deferred income tax assets........................ $  796  $ 1,032
   Non-current deferred income tax liabilities...............   (407)    (678)
                                                              ------  -------
                                                              $  389  $   354
                                                              ======  =======

  In assessing the recoverability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Due to the fact that the Company has sufficient taxable income in the federal carryback period and anticipates sufficient future taxable income over the periods which the deferred tax assets are deductible, the ultimate realization of deferred tax assets for Federal and state tax purposes appears more likely than not.

(11) EMPLOYEE STOCK OWNERSHIP PLAN

  The Company adopted the CNF Employee Stock Ownership Plan (the Plan) for the purpose of acquiring outstanding shares of the Company for the benefit of eligible employees. The Plan was effective as of November 1, 1988 and has received notice of qualification by the Internal Revenue Service.

  In connection with the adoption of the Plan, a Trust was established to hold the shares acquired. On November 1, 1988, the Trust purchased 40% of the outstanding Common Stock of the Company at a price of $4,080,000. The trustees funded this purchase by issuing promissory notes to the initial stockholders, with the ESOT shares pledged as collateral. These notes bear interest at 10% and are payable through May 2015. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year.

  The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans," in

                  UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

November 1993. The statement provides guidance on employers' accounting for ESOPs and is required to be applied to shares purchased by ESOPs after December 31, 1992, that have not been committed to be released as of the beginning of the year of adoption. In accordance with SOP 93-6, the Company elected not to adopt the guidance in SOP 93-6 for the shares held by the ESOP, all of which were purchased prior to December 31, 1992. The debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the Supplemental Consolidated Balance Sheets. During 1995, 1996 and 1997 contributions totaling approximately $0.5 million, $0.4 million and $0.5 million, respectively, were made to the Trust. Of these contributions, approximately $0.3 million, $0.2 million and $0.3 million, respectively, represented interest.

  The ESOP shares were classified as follows:

                                                               JULY 31, JULY 31,
                                                                 1996     1997
                                                               -------- --------
                                                                (IN THOUSANDS)
   Allocated shares...........................................    484      550
   Shares released for allocation.............................     66       88
   Shares distributed to employees............................    (20)     (88)
   Unreleased shares..........................................  1,650    1,562
                                                                -----    -----
     Total ESOP shares........................................  2,180    2,112
                                                                =====    =====

  The fair value of unreleased shares was approximately $37.5 million at July 31, 1997. Employees have the option of putting their shares back to the Company upon leaving employment. This option will remain available until the shares held by the Trust are registered.

(12) STOCK SPLIT

  In connection with the Company's initial public offering of shares of common stock, on August 30, 1996, the Board of Directors adopted, and the stockholders approved, an amendment to the Company's certificate of incorporation increasing the number of authorized shares of common stock from
0.2 million to 25.0 million and stating the par value of such shares as $0.01, and the Company effected a fifty-five-for-one split of its issued and outstanding common stock. All share, option and warrant and per share data presented in the accompanying consolidated financial statements have been restated to reflect the increased number of authorized and outstanding shares of common stock.

                  UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(13) QUARTERLY FINANCIAL DATA (UNAUDITED)

  Following is a summary of quarterly operating results and share data. Quarterly information shown below has been adjusted from amounts reported on any Form 10-Q previously filed by the Company to reflect the acquisition of Stow. There were no dividends paid or declared by the Company during fiscal year 1996, the twelve months ended 1997 and the six months ended January 31, 1998 and the Company anticipates that it will continue to retain earnings for use in its business and not pay cash dividends in the foreseeable future. The comparable fiscal year 1996 information has been created by combining actual fiscal 1996 results with the fourth quarter results for fiscal 1995.

                                  FIRST     SECOND   THIRD    FOURTH  FULL YEAR
                                 --------  -------- -------- -------- ---------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
   1996
   Net sales...................  $140,207  $142,560 $149,053 $148,229 $580,049
   Gross profit................    27,831    29,334   30,287   30,091  117,543
   Income before income taxes..        14     2,659    3,323    2,351    8,347
   Net income (loss)...........      (755)    1,940    2,054    1,456    4,695
   Per common share
    Income (Loss)
     Basic.....................  $  (0.06) $   0.14 $   0.15 $   0.11 $   0.34
     Diluted...................  $  (0.05) $   0.13 $   0.14 $   0.10 $   0.32
   Weighted average basic
    shares outstanding.........    13,691    13,691   13,691   13,678   13,687
   Weighted average diluted
    shares outstanding.........    14,858    14,858   14,858   14,844   14,855
   1997
   Net sales...................  $146,659  $160,409 $158,890 $168,867 $634,825
   Gross profit................    29,649    32,396   31,647   33,586  127,278
   Income before income taxes
    and extraordinary item.....     2,346     3,814    5,446    5,430   17,036
   Extraordinary item..........       --        933      --       --       933
   Net income..................     1,292     1,364    3,377    3,434    9,467
   Per common share
    Income before extraordinary
     item
     Basic.....................  $   0.09  $   0.13 $   0.19 $   0.20 $   0.64
     Diluted...................  $   0.09  $   0.13 $   0.19 $   0.20 $   0.63
   Weighted average basic
    shares outstanding.........    13,671    17,116   17,357   17,357   16,367
   Weighted average diluted
    shares outstanding.........    14,976    17,274   17,539   17,601   16,553

                                                                         SIX
                                                     FIRST     SECOND   MONTHS
   1998                                             --------  -------- --------
   Net sales....................................... $173,383  $177,976 $351,359
   Gross profit....................................   34,189    36,308   70,497
   Income before income taxes......................    1,293     7,134    8,427
   Net income(loss)................................     (628)    4,200    3,572
   Per common share Income (loss)
      Basic........................................ $  (0.04) $   0.24 $   0.21
      Diluted...................................... $  (0.04) $   0.24 $   0.20
   Weighted average basic shares outstanding.......   17,357    17,357   17,357
   Weighted average diluted shares outstanding.....   17,649    17,659   17,654

[Graphic consists of three photographs: (i) an assortment of marketing materials, including catalogs and flyers; (ii) a customer reading the label of a natural product; and (iii) a mother and child at the check-out counter in one of the Company's retail stores.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCK-HOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OF-FER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Use of Proceeds..........................................................  12
Price Range of Common Stock and Dividend Policy..........................  12
Capitalization...........................................................  13
Selected Consolidated Financial Data.....................................  14
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  23
Management...............................................................  31
Principal and Selling Stockholders.......................................  33
Underwriting.............................................................  35
Legal Matters............................................................  36
Experts..................................................................  36
Available Information....................................................  37
Incorporation of Certain Documents by Reference..........................  37
Index to Consolidated Financial Statements............................... F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,250,000 SHARES


                   [UNITED NATURAL FOODS LOGO APPEARS HERE]

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                              SALOMON SMITH BARNEY

                               WHEAT FIRST UNION

                                 June 10, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
[RECYCLED LOGO]                                                   [SOY INK LOGO]